
RECEIVED
WASH., D.C.
209
SECTION


07047883

HNI CORPORATION 2006 Annual Report

(Amounts in thousands, except for per share data)	2006	2005	Change
Income Statement Data			
Net sales	$2,679,803	$2,433,316	10.1%
Gross profit	926,921	883,841	4.9%
Selling and administrative expenses	717,676	663,667	8.1%
Restructuring related charges	2,829	3,462	-18.3%
Operating income	206,416	216,712	-4.8%
Income from continuing operations	129,672	138,166	-6.1%
Net income	123,375	137,420	-10.2%
Net income as a % of:			
Net sales	4.6%	5.6%	–
Average shareholders' equity	22.6%	21.8%	–
Per common share:			
Net income from continuing operations – basic	$ 2.59	$ 2.53	2.4%
Net income – basic	2.46	2.51	-2.0%
Net income from continuing operations – diluted	2.57	2.51	2.4%
Net income – diluted	2.45	2.50	-2.0%
Cash dividends	0.72	0.62	16.1%
Balance Sheet Data			
Total assets	$1,226,359	$1,140,271	7.5%
Long-term debt and capital lease obligations	285,974	103,869	175.3%
Debt/capitalization ratio	36.6%	19.5%	–
Shareholders' equity	$ 495,919	$ 593,944	-16.5%
Working capital	145,632	128,424	13.4%
Other Data			
Capital expenditures	$ 58,921	$ 38,912	51.4%
Cash flow from operations	159,602	201,009	-20.6%
Weighted-average shares outstanding during year – basic	50,059,443	54,649,199	-8.4%
Weighted-average shares outstanding during year – diluted	50,374,758	55,033,741	-8.5%
Share repurchases	$ 203,646	$ 202,217	0.7%
Price/earnings ratio at year-end	18	22	–
Number of shareholders at year-end	7,475	6,702	11.5%
Members (employees) at year-end	14,170	12,504	13.3%

Net Sales
(in millions)


1,692
2002
2003
2004
2005
2006

Net Income
(in millions)


114
2002
2003
2004
2005
2006

Return on Average Shareholders' Equity
(percent)


16.5
22.6
2002
2003
2004
2005
2006

Diluted Earnings per Share
(dollars)


1.68
1.97
2.45
2002
2003
2004
2005
2006

While we're not satisfied with our results... we are competing well in our markets, and our growth strategies are working.

WE'RE MANAGING THROUGH COST AND ECONOMIC PRESSURES.

We were hit by a record rise in the cost of materials in our office furniture business. This was particularly tough because close to half of our furniture business is in the catalog channel. It takes longer to put price increases into effect in this channel, resulting in a significant lag time between input cost increases and price realization. We started to close the gap by the fourth quarter.

In the hearth business, an unprecedented decrease in new housing starts negatively impacted our results. After a long run of new construction in housing – close to a decade of industry growth – the market declined more severely than anyone anticipated. We have aggressively adjusted our cost structure and continue to resize the hearth business to reflect lower anticipated demand levels.

WE DELIVERED ENCOURAGING TOP-LINE AND MARKET SHARE GROWTH.

Our businesses are strong and competitive.

Industry growth in office furniture was robust across all sectors, and our sales more than kept pace. We continue to compete well in all of our markets and achieve market share gains. Our strategic investments made during the year performed at or above expectations. We also launched many new products across the business in 2006.

We're the market leader in hearth products with the best brands and the most competitive value propositions. Despite the decline in housing starts,

Stan A. Askren
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER



we grew share in the new construction segment, making major inroads with the nation's largest builders. We also continued to grow our remodel/ retrofit business.

WE KEPT OUR FOCUS ON SHAREHOLDER RETURN

As we navigated through 2006 challenges, we continued to invest to create both short- and long-term value. We announced a 16.1 percent increase in our quarterly dividend and continued an aggressive share buyback program, repurchasing 4.3 million shares. Since 2003, we repurchased approximately 20 percent of our outstanding shares.

We stayed focused on long-term growth and shareholder value creation by making strategic investments in many areas. We entered the large and very fast-growing China office furniture market by acquiring the leading company there, Lamex.

The blend of HNI's best practices in lean manufacturing and marketing with Lamex's local market knowledge and product line is already proving to be a potent combination.

We continued our strategy to selectively acquire contract office furniture distribution businesses to accelerate Allsteel's growth in large markets. Going forward, we'll look for other opportunities, market by market, to grow in this way. We also continued making investments in developing new vertical markets.

WE WERE BUILT FOR CHALLENGES LIKE THESE

With our emphasis on agility, flexibility and adaptability, our model serves us well in any economic environment. This is where our culture and our values shine.

The strategic investments we've made are the right choices for our business. We're going to stay focused on the long term while we continue to meet short-term challenges head on.

We will continue to leverage HNI's unique culture and business model to drive continuous improvement. We're going to continue to emphasize lean. The lean journey is never-ending.

IT'S A LONG-TERM STRATEGY

Our goal is aggressive, profitable, *sustainable* growth. We have the strong fundamentals to achieve this objective. We're going to work diligently to ensure that we seize the opportunities ahead.

THANK YOU

I'd like to take this opportunity to thank all those who are a critical part of our current and future performance. We're grateful to our members for their dedication and hard work over the past year; to our customers, for the trust they put in us; and to our directors, for their support and counsel.

We are also pleased to have named Mary H. Bell, who is a Vice President of Caterpillar Inc. and Chairman and President of Caterpillar Logistics Services, Inc., to HNI's Board of Directors. We welcome Mary to the team.

The coming year will be an exciting one. I have a great deal of confidence in our members and management team, and I believe that working together, we can drive continued success in our markets.



Stan A. Askren
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

HNI is unique.

Our culture, business model, growth strategy and business mix differentiate us in the marketplace. These elements together form a solid foundation for strong, sustained performance over the long term.

Ours is a culture of owners.

We call our employees members, apt because virtually everyone who works here owns stock and shares in the profits. That creates a workplace of performers and problem solvers, of shared risk and shared reward, a place where people aren't just doing a job, they're helping to build a company. A companywide attitude we call constructive discontent fuels Rapid Continuous Improvement (RCI), a formal HNI process designed to drive positive, ongoing change across every aspect of what we do. To our way of thinking, culture is key because it drives behaviors, and behaviors drive results.

We call it split and focus – a unique decentralized philosophy in which independent business units each focus on a distinct group of end users in office furniture and hearth products. Each has its own management team, strategic plan and tailored selling, fulfillment and financial models to stay close to the customer and respond quickly to challenges and opportunities. At the same time, business units communicate and collaborate to benefit from collective scale in purchasing, IT, logistics and the sharing of best practices.

We seek to grow aggressively and profitably overall by building market power, improving our enterprise, and enhancing our culture and capabilities. In Core Plus, we extract growth from our established businesses (the core) with an intense end-user focus that provides insights to guide branding, selling and marketing, and new product development. In the "plus" side of the strategy, we seek and develop new growth drivers adjacent to our core, whether new vertical markets, businesses, distribution models or geographic regions.

HNI's business units focus on distinct end-user groups covering a wide spectrum within office furniture and hearth products, from small businesses to large corporations, individual business people to designers and architects, large builders to individual homeowners. With strong brands and product lines that marry high design or traditional elegance with quality and durability, each HNI business unit shares a commitment to grow by delivering a winning buying experience to each customer.

Allsteel

Allsteel Inc. Purposefully designed, relevant products for large corporate and institutional clients and their design consultants.

HON

The HON Company A full line of high-quality solutions designed for the small and medium-sized workplace.

Gunlocke

The Gunlocke Company, LLC An industry leader in the design, manufacture and marketing of premium wood office furniture.

PAOLI FURNITURE

Paoli Inc. Wood desks and seating preferred by designers and corporations for moderate pricing and responsive service.

LAMEX

Lamex China's leading manufacturer and marketer of a full range of office furniture solutions.


maxon

Maxon Furniture Inc. Office furniture systems manufacturer with industry leading planning and design technologies for mid-sized businesses.

basyx

basyx A complete line of quality office furniture for small business, at an exceptional price.


omni
WORKSPACE
COMPANY

Omni Workspace Company Providing office furniture facility services across the United States.


FIRESIDE
HEARTH&HOME

Fireside Hearth & Home America's largest provider of hearth products and services to consumers and builders.

heatilator

Heatilator Since 1927, the most preferred fireplace brand among home-builders.

HEAT&GLO

Heat & Glo Innovation leader in gas hearth systems – the industry's most award-winning brand.

QUADRA-FIRE

Quadra-Fire Performance, durability and power in the wood, gas and pellet fuel categories.

The following discussion of the Corporation's historical results of operations and of its liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements of the Corporation and related notes.

Overview

The Corporation has two reportable core operating segments: office furniture and hearth products. The Corporation is the second largest office furniture manufacturer in the world and the nation's leading manufacturer and marketer of gas and wood burning fireplaces. The Corporation utilizes its split and focus, decentralized business model to deliver value to its customers with various brands and selling models. The Corporation is focused on growing its existing businesses while seeking out and developing new opportunities for growth.

During 2006, the office furniture industry experienced solid growth across all sectors that positively impacted the Corporation's office furniture segment. The housing market experienced its largest annual decline since the recession in 1991, which negatively impacted the Corporation's hearth products segment during the second half of the year.

In 2006, the Corporation experienced strong growth across its multiple brands and product lines in the office furniture segment. Sales benefited from price increases that were implemented in 2005 and 2006 as well as acquisitions completed over the past two years. Despite the decline in housing starts, the Corporation increased market share in the new construction and remodel/retrofit business. The Corporation experienced a significant rise in the cost of materials during 2006. The Corporation completed the acquisition of Lamex, a Chinese manufacturer and marketer of office furniture as well as other small acquisitions to support specific company strategies in both segments of its business. The Corporation made the decision to shut down one office furniture facility and completed the shutdown of two office furniture facilities which began in 2005. The Corporation also made the decision to sell a small non-core component of its office furniture segment. Revenues and expenses associated with this component are presented as discontinued operations for all periods presented. The Corporation increased its debt levels during 2006, consistent with its strategy of maintaining a leaner, more efficient capital structure.

Critical Accounting Policies and Estimates

GENERAL

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Consolidated Financial Statements, which have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection, and disclosure of these estimates with the Audit Committee of our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements.

Fiscal year end – The Corporation follows a 52/53-week fiscal year which ends on the Saturday nearest December 31. Fiscal year 2006 ended on December 30, 2006; fiscal 2005 ended on December 31, 2005; and fiscal 2004 ended on January 1, 2005. The financial statements for fiscal years 2006, 2005, and 2004 are all on a 52-week basis. A 53-week year occurs approximately every sixth year.

Revenue recognition – The Corporation normally recognizes revenue upon shipment of goods to customers. In certain circumstances, the Corporation does not recognize revenue until the goods are received by the customer or upon installation or customer acceptance based on the terms of the sale agreement. Revenue includes freight charged to customers; related costs are included in selling and administrative expense. Rebates, discounts, and other marketing program expenses directly related to the sale are recorded as a reduction to sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements subject to interpretation. Customer sales that reach certain award levels can affect the amount of such estimates, and actual results could differ from these estimates. Future market conditions may require increased incentive offerings, possibly resulting in an incremental reduction in net sales at the time the incentive is offered.

Allowance for doubtful accounts receivable – The allowance for doubtful accounts receivable is based on several factors, including overall customer credit quality, historical write-off experience, and specific account analysis that projects the ultimate collectibility of the account. As such, these factors may change over time causing the Corporation to adjust the reserve level accordingly.

When the Corporation determines that a customer is unlikely to pay, a charge is recorded to bad debt expense in the income statement and the allowance for doubtful accounts is increased. When the Corporation is certain the customer cannot pay, the receivable is written off by removing the accounts receivable amount and reducing the allowance for doubtful accounts accordingly.

As of December 30, 2006, there was approximately $329 million in outstanding accounts receivable and $13 million recorded in the allowance for doubtful accounts to cover potential future customer non-payments. However, if economic conditions deteriorate significantly or one of the Corporation's large customers declares bankruptcy, a larger allowance for doubtful accounts might be necessary. The allowance for doubtful accounts was approximately $12 million at year end 2005 and $11 million at year end 2004.

Inventory valuation – The Corporation valued 86% of its inventory by the last-in, first-out (LIFO) method at December 30, 2006. Additionally, the Corporation evaluates inventory reserves in terms of excess and obsolete exposure. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time causing the Corporation to adjust the reserve level accordingly. The Corporation's reserves for excess and obsolete inventory were approximately $8 million at year-end 2006, 2005, and 2004.

Long-lived assets – The Corporation reviews long-lived assets for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Corporation's balance sheet may not be recoverable. The Corporation compares an estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon the Corporation's assumptions about future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. Asset impairment charges associated with the Corporation's restructuring activities are discussed in Restructuring Related Charges in the Notes to Consolidated Financial Statements.

The Corporation's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Corporation is constantly evaluating the expected useful lives of its equipment which can result in accelerated depreciation.

Goodwill and other intangibles – In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 142, the Corporation evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter or whenever indicators of impairment exist. The Corporation has evaluated its goodwill for impairment and has determined that the fair value of the reporting units included in continuing operations exceeded their carrying value, so no impairment of goodwill was recognized in continuing operations for the period ending December 30, 2006. The Corporation did record an impairment charge of $5.7 million related to its discontinued operations. Goodwill of approximately $252 million is shown on the consolidated balance sheet as of the end of fiscal 2006.

Management's assumptions about future cash flows for the reporting units require significant judgment and actual cash flows in the future may differ significantly from those forecasted today. The estimated future cash flow for any reporting unit could be reduced by 35% without decreasing the fair value to less than the carrying value.

The Corporation also determines the fair value of indefinite lived trademarks on an annual basis or whenever indication of impairment exist. The Corporation has evaluated its trademarks for impairment and recorded an impairment charge of $1.0 million in 2006 and $0.5 million in 2005 related to two trademarks associated with its discontinued operations where the carrying value exceeded the current fair market value. The carrying value of the trademarks was approximately $43.2 million at the end of fiscal 2006.

Self-insured reserves – The Corporation is partially self-insured or carries high deductibles for general, auto, and product liability, workers' compensation, and certain employee health benefits. The general, auto, product, and workers' compensation liabilities are managed via a wholly-owned insurance captive; the related liabilities are included in the accompanying financial statements. The Corporation's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as number of claims, medical cost inflation, and magnitude of change in actual experience development could cause these estimates to change in the near term.

Stock-based compensation – The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), beginning January 1, 2006, using the modified prospective transition method. This statement requires the Corporation to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize cost over the requisite service period. This resulted in a cost of approximately $3 million in 2006. In 2005 and 2004 the Corporation accounted for its stock option plan using Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," which resulted in no charge to earnings when options are issued at fair market value. If the fair value method had been adopted previously the Corporation's net income for 2005 and 2004 would have been reduced by approximately $2 million and $5 million respectively.

Income taxes – Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's assets and liabilities. The Corporation provides for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that it considers to be permanantly reinvested.

Recent Accounting Pronouncements

See the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial conditions.

Results of Operations

The following table sets forth the percentage of consolidated net sales represented by certain items reflected in the Corporation's statements of income for the periods indicated.

Fiscal	**2006**	2005	2004
Net sales	**100.0%**	100.0%	100.0%
Cost of products sold	**65.4**	63.7	64.0
Gross profit	**34.6**	36.3	36.0
Selling and administrative expenses	**26.8**	27.3	27.4
Restructuring related charges	**0.1**	0.1	0.0
Operating income	**7.7**	8.9	8.6
Interest income (expense) net	**(0.5)**	0.0	0.0
Earnings from continuing operations before income taxes and minority interest	**7.2**	8.9	8.6
Income taxes	**2.4**	3.2	3.1
Minority interest in earnings of subsidiary	**0.0**	0.0	0.0
Income from continuing operations	**4.8%**	5.7%	5.5%

NET SALES

Net sales during 2006 were $2.7 billion, an increase of 10.1 percent, compared to net sales of $2.4 billion in 2005. The increase in 2006 was due to $113 million of incremental sales from acquisitions, $43 million in price increases implemented in 2005 and 2006, solid growth across all brands in the office furniture segment offset by lower volume in the hearth products segment. Net sales during 2005 were $2.4 billion, an increase of 16.7 percent, compared to net sales of $2.1 billion in 2004. The increase in 2005 was due to $84 million of incremental sales from acquisitions, $112 million in price increases implemented in 2004 and early 2005, and strong volume across all brands in both the office furniture and hearth products segments.

GROSS PROFIT

Gross profit as a percent of net sales decreased 1.7 percentage points in 2006 as compared to 2005 due to broad based material price increases in both segments and lower volume in the hearth products segment. Gross profit as a percent of net sales increased 0.3 percentage points in 2005 as compared to fiscal 2004 due to ongoing cost reduction initiatives in addition to the benefit of price realization partially offsetting the significant steel and other material price increases experienced over the previous two years.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses, excluding restructuring charges, increased 8.1 percent and 16.4 percent in 2006 and 2005, respectively. The increase in 2006 was due to $40 million of additional costs from acquisitions; increased freight and distribution costs of $33 million due to volume, rate increases and fuel surcharges; $3.2 million of stock based compensation expense due to the adoption of SFAS 123(R) and $1.6 million of costs to resize the hearth business. These increases were partially offset by a gain on the sale of a vacated facility, lower incentive compensation expense and cost containment measures. The increase in 2005 was due to $26 million of additional costs from acquisitions; increased freight and distribution costs of $34 million due to volume, rate increases and fuel surcharges; investments in selling and marketing initiatives and product launches; and increased profit-sharing and incentive compensation expense due to strong results.

Selling and administrative expenses include freight expense for shipments to customers, product development costs, and amortization expense of intangible assets. Refer to Selling and Administrative Expenses in the Notes to Consolidated Financial Statements for further information regarding the comparative expense levels for these major expense items.

RESTRUCTURING CHARGES

As a result of the Corporation's ongoing business simplification and cost reduction initiatives, management made the decision in fourth quarter 2006 to close an office furniture facility in Monterrey, Mexico and consolidate production into other locations. In connection with the shutdown of the Monterrey facility, the Corporation recorded $0.8 million of severance costs for approximately 200 members. The closure and consolidation will be completed during the first half of 2007. The Corporation will incur additional charges of approximately $3.0 million in connection with the closure.

During 2006, the Corporation completed the shutdown of two office furniture facilities which began in the third quarter of 2005. The facilities were located in Kent, Washington and Van Nuys, California and production from these facilities was consolidated into other locations. Pre-tax charges for these closures in 2005 totaled $4.1 million which included $0.6 million of accelerated depreciation of machinery and equipment recorded in cost of sales, $1.2 million of severance, $0.4 million of pension related expenses, and $1.9 million of facility exit, production relocation, and other costs which were recorded as restructuring costs. In connection with those shutdowns, the Corporation incurred $2.0 million of current period charges during 2006.

During 2003, the Corporation closed two office furniture facilities located in Hazleton, Pennsylvania, and Milan, Tennessee and consolidated production into other manufacturing locations. In connection with these closures, the Corporation incurred $1.2 million of current period charges during 2004.

OPERATING INCOME

Operating income was $206 million in 2006, a decrease of 4.8 percent compared to $216 million in 2005. The decrease in 2006 is due to lower volume in the hearth products segment, broad based material cost increases, increased freight costs, and stock compensation expense due to the adoption of SFAS 123(R) offset by higher volume and price increases in the office furniture segment. Operating income was $216 million in 2005, an increase of 20.8 percent compared to $178 million in 2004. The increase in 2005 was due to increased sales volume in both segments, and price increases, offset by increased material costs, investments in selling and marketing initiatives and product launches, increased freight costs, and restructuring costs due to plant closures and consolidations.

INCOME FROM CONTINUING OPERATIONS

Income from continuing operations in 2006, which excludes the Corporation's discontinued business (see Discontinued Operations in the Notes to Consolidated Financial Statements), was $130 million compared with $138 million in 2005, a 6.1 percent decrease. Income from continuing operations was negatively impacted by increased interest expense of $12 million on moderate debt levels, consistent with the Corporation's strategy of maintaining a leaner, more efficient capital structure. The Corporation completed a detailed analysis of all deferred tax accounts, and determined that net deferred income tax liabilities were overstated. The overstatement primarily related to a deferred tax liability associated with property, plant and equipment, partially offset by an overstated deferred tax asset associated with inventory. In analyzing the difference, the Corporation determined that the items originated in fiscal years prior to 2002. To correct this difference, the Corporation reduced income tax expense in the fourth quarter of 2006 by $4.1 million. The effect of this adjustment is to reduce the effective income tax rate related to continuing operations by 2.1 percentage points for the year and increase earnings per share from continuing operations by $0.08. Income from continuing operations increased 21.6 percent to $138 million in 2005 compared to $114 million in 2004. Income from continuing operations in 2005 was favorably impacted by a decrease in the effective tax rate to 36.0 percent in 2005 from 36.5 percent in 2004 due to benefits resulting from the implementation of the American Jobs Creation Act of 2004. Income from continuing operations in 2005 was negatively impacted by increased interest expense due to a planned increase in debt. Income from continuing operations per diluted share increased by 2.4 percent to $2.57 in 2006 including a positive tax adjustment of $0.08 per share and by 27.4 percent to $2.51 in 2005.

DISCONTINUED OPERATIONS

During December 2006, the Corporation committed to a plan to sell a small non-core component of its office furniture segment. The Corporation reduced the assets to the fair market value and has classified them as held for sale. Revenues and expenses associated with this component are presented as discontinued operations for all periods presented. This operation was formerly reported within the Office Furniture segment. Refer to Discontinued Operations in the Notes to Consolidated Financial Statements for further information.

NET INCOME

Net income decreased 10.2 percent to $123 million in 2006 compared to $137 million in 2005 which was an increase of 21.0 percent compared to 2004. Net income per diluted share decreased by 2.0 percent to $2.45 in 2006 and increased 26.9 percent to $2.50 in 2005. Net income per diluted share was positively impacted $0.21 per share in 2006 and $0.11 per share in 2005 by the Corporation's share repurchase program.

OFFICE FURNITURE

Office furniture comprised 78 percent, 76 percent, and 75 percent of consolidated net sales for 2006, 2005, and 2004, respectively. Net sales for office furniture increased 13 percent in 2006 to $2.1 billion compared to $1.8 billion in 2005. The increase in 2006 was due to approximately $95 million from the Corporation's acquisitions and organic growth of $144 million or 7.8 percent, including increased price realization of $41 million. Net sales for office furniture increased 18 percent in 2005 to $1.8 billion compared to $1.6 billion in 2004. The increase in 2005 was due to approximately $58 million of incremental sales from the Corporation's acquisitions and organic growth of $219 million or 14.0 percent, including increased price realization of $91 million. The Business and Institutional Furniture Manufacturer's Association ("BIFMA") reported 2006 shipments up 7 percent and 2005 shipments up 13 percent. The Corporation believes it was able to continue to outperform the industry by providing strong brands, innovative products and services, and value to end-users.

Operating profit as a percent of net sales was 8.8 percent in 2006, 9.7 percent in 2005, and 9.9 percent in 2004. The decrease in operating margins in 2006 was due to higher material, transportation and other input costs offset partially by price realization, lower restructuring charges and a gain on the sale of a vacant facility. Acquisitions also negatively impacted profitability as anticipated. Included in 2005 were $4.1 million of net pre-tax charges related to the closure of two office furniture facilities, which impacted operating margins by 0.2 percentage points. In addition the Corporation continued to make investments in the areas of selling, product launches, and strategic distribution acquisitions that had an expected negative impact on profitability in 2005.

HEARTH PRODUCTS

Hearth products sales increased 1 percent in 2006 to $603 million compared to $595 million in 2005 due to the contribution from new acquisitions of $18 million. The decrease in organic sales was due to a dramatic decline in the second half of 2006 as a result of the largest annual decline in the housing market since the 1991 recession. Hearth products sales increased 14 percent in 2005 to $595 million compared to $523 million in 2004. The growth in 2005 was attributable to strong housing starts, new product introductions, contributions from new acquisitions as well as price increases. Acquisitions accounted for $26 million, or approximately 5 percentage points, of the increase in 2005.

Operating profit as a percent of sales in 2006 was 9.7 percent compared to 12.6 percent in 2005, and 11.9 percent in 2004, respectively. The decrease in operating margins in 2006 was due to lower overall volume, higher mix of lower margin remodel/retrofit business and increased material and transportation costs. The increase in operating margins in 2005 was due to volume and increased price realization as well as continued focus on cost improvements.

Liquidity and Capital Resources

During 2006, cash flow from operations was $159.6 million, which along with available cash and short-term investments, funds from stock option exercises under employee stock plans, and proceeds from senior unsecured notes and the Corporation's revolving credit agreement, provided the funds necessary to meet working capital needs, pay for strategic acquisitions, invest in capital improvements, repurchase common stock, and pay increased dividends.

Cash, cash equivalents, and short-term investments totaled $37.3 million at the end of 2006 compared to $84.7 million at the end of 2005 and $36.5 million at the end of 2004. These funds, coupled with cash from future operations and additional debt, if needed, are expected to be adequate to finance operations, planned improvements, and internal growth. The Corporation is not presently aware of any known trends or demands, commitments, events, or uncertainties that are reasonably likely to result in its liquidity increasing or decreasing in any material way.

The Corporation places special emphasis on the management and control of its working capital with a particular focus on trade receivables and inventory levels. The success achieved in managing receivables is in large part a result of doing business with quality customers and maintaining close communication with them. Trade receivables at year-end 2006 increased from the prior year due to the Corporation's new acquisitions and increased sales. The Corporation's inventory turns were 18, 18, and 21, for 2006, 2005, and 2004, respectively. The Corporation is increasing its foreign-sourced raw materials and finished goods, which while reducing inventory turns does have a favorable impact on the overall total cost.

INVESTMENTS

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. In 2004 the Corporation made an investment, which was excluded from the scope of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") due to the fact that the investment's per unit value in a master fund was not readily available. Therefore, this investment was recorded at cost. The weighted average cost method was used to determine realized gains and losses on the trade date. In 2005, the Corporation liquidated this investment and subsequently invested in an investment fund that is also excluded from the scope of SFAS No. 115, however, the Corporation's ownership in this investment fund is such that the underlying investments are recorded at fair market value. A table of holdings as of year-end 2006, 2005, and 2004 is included in the Cash, Cash Equivalents, and Investments note included in the Consolidated Financial Statements.

CAPITAL EXPENDITURE INVESTMENTS

Capital expenditures were $58.9 million in 2006, $38.9 million in 2005, and $32.4 million in 2004, respectively. These expenditures have consistently focused on machinery and equipment and tooling required to support new products, continuous improvements in our manufacturing processes and cost savings initiatives. The Corporation anticipates capital expenditures for 2007 to be approximately 10 to 20 percent higher than the previous year due to increased focus on new products and operational process improvement.

ACQUISITIONS

During 2006, the Corporation completed the acquisition of Lamex, a privately held Chinese manufacturer and marketer of office furniture, as well as a small office furniture services company, a small office furniture dealer and a small manufacturer of fireplace facings for a total combined purchase price of approximately $78 million. During 2005, the Corporation completed the acquisition of four small office furniture services companies, three office furniture dealers and three small hearth distributors for a total combined purchase price of approximately $35 million. During 2004, the Corporation completed three office furniture business acquisitions, the acquisitions of two hearth products distributors, as well as the acquisitions of a strategic sourcing entity for a combined purchase price of approximately $135 million. Each of the transactions was paid in cash and the results of the acquired entities have been included in the Consolidated Financial Statements since the date of acquisition. The Corporation did increase its borrowings under the revolving credit facility to fund the 2006 acquisitions.

LONG-TERM DEBT

Long-term debt, including capital lease obligations, was 37% of total capitalization as of December 30, 2006, 15% as of December 31, 2005, and 1% as of January 1, 2005. The increase in long-term debt during 2006 and 2005 was due to the Corporation issuing $150 million of senior unsecured notes through the private placement debt market and utilizing its revolving credit facility to fund acquisitions and share repurchases in accordance with its strategy of operating with a more efficient capital structure. On January 28, 2005, the Corporation replaced a $136 million revolving credit facility entered into on May 10, 2002 with a new revolving credit facility that provided for a maximum borrowing of $150 million subject to increase (to a maximum amount of $300 million) or reduction from time to time according to the terms of the agreement. On December 22, 2005, the Corporation increased the facility to the maximum amount of $300 million. On April 6, 2006, the Corporation refinanced $150 million of borrowings outstanding under its revolving credit facility with 5.54 percent ten-year unsecured Senior Notes due in 2016 issued through the private placement debt market. Additional borrowing capacity of $156 million, less amounts used for designated letters of credit, is available through this revolving bank credit agreement in the event cash generated from operations should be inadequate to meet future needs. The Corporation does not expect future capital resources to be a constraint on planned growth. Certain of the Corporation's credit agreements include covenants that limit the assumption of additional debt and lease obligations. The Corporation has been, and currently is, in compliance with the covenants related to the debt agreements.

CONTRACTUAL OBLIGATIONS

The following table discloses the Corporation's obligations and commitments to make future payments under contracts:

	Payments Due by Period				
(In thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations, including estimated interest[1]	$422,838	$ 31,669	$33,221	$25,644	$332,304
Capital lease obligations	1,012	211	422	379	–
Operating lease obligations	141,293	31,001	52,210	38,680	19,402
Purchase obligations[2]	89,518	89,518	–	–	–
Other long-term obligations[3]	38,385	4,445	2,982	586	30,372
Total	$693,046	$156,844	$88,835	$65,289	$382,078

(1) The $144 million in borrowings outstanding under the revolving credit facility at December 30, 2006 are due in 2011; however, $11 million is included in current liabilities in the consolidated financial statements based on management's intent to repay the $11 million during fiscal 2007. Assuming the amount is repaid in 2007, interest obligation amounts included in this table would be reduced by approximately $1.3 million in the 1-3 year category and $0.7 million in the 3-5 year category. Interest has been included for all debt at either the fixed rate or variable rate in effect as of December 30, 2006, as applicable.

(2) Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding, and specify all significant terms, including the quantity to be purchased, the price to be paid, and the timing of the purchase.

(3) Other long-term liabilities represent payments due to members who are participants in the Corporation's salary deferral and long-term incentive compensation programs, mandatory purchases of the remaining unowned interest in four acquisitions, and contribution and benefit payments expected to be made for our post-retirement benefit plans. It should be noted that the obligations related to post-retirement benefit plans are not contractual and the plans could be amended at the discretion of the Corporation. The disclosure of contributions and benefit payments has been limited to 10 years, as information beyond this time period was not available.

CASH DIVIDENDS

Cash dividends were $0.72 per common share for 2006, $0.62 for 2005, and $0.56 for 2004. Further, the Board of Directors announced an 8.3 percent increase in the quarterly dividend from $0.18 to $0.195 per common share effective with the March 1, 2007, dividend payment for shareholders of record at the close of business February 23, 2007. The previous quarterly dividend increase was from $0.155 to $0.18, effective with the March 1, 2006 dividend payment for shareholders of record at the close of business on February 24, 2006. A cash dividend has been paid every quarter since April 15, 1955, and quarterly dividends are expected to continue. The average dividend payout percentage for the most recent three-year period has been 29 percent of prior year earnings.

COMMON SHARE REPURCHASES

During 2006, the Corporation repurchased 4,336,987 shares of its common stock at a cost of approximately $203.6 million, or an average price of $46.96. The Board of Directors authorized $100 million on May 4, 2004, an additional $150 million on November 12, 2004, an additional $200 million on November 11, 2005, and an additional $200 million on August 8, 2006, for repurchases of the Corporation's common stock. As of December 30, 2006, approximately $139.8 million of this authorized amount remained unspent. During 2005, the Corporation repurchased 4,059,068 shares of its common stock at a cost of approximately $202.2 million, or an average price of $49.82. During 2004, the Corporation repurchased 3,641,400 shares of its common stock at a cost of approximately $145.6 million, or an average price of $39.99.

LITIGATION AND UNCERTAINTIES

The Corporation is involved in various kinds of disputes and legal proceedings that have arisen in the course of its business, including pending litigation, preferential payment claims in customer bankruptcies, environmental remediation, taxes, and other claims. It is the Corporation's opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the Corporation's financial condition, although such matters could have a material effect on the Corporation's quarterly or annual operating results and cash flows when resolved in a future period.

Looking Ahead

Management believes its growth in the office furniture segment will be consistent with the industry and anticipates increasing profit momentum as the full benefit of price increases and cost reduction initiatives are realized.

Declining industry trends in the hearth product segment will make 2007 very challenging. Management believes that profitability will be challenged through the first half of 2007 as its hearth products business continues to adjust to lower demand levels and cost reduction initiatives become effective. The Corporation will continue to implement structural and operating cost reduction initiatives to ensure that its cost structure is appropriately aligned with market conditions.

The Corporation anticipates that its tax rate on average will be 35.5 percent in 2007 due to increased benefit from the U.S. manufacturing deduction partially offset by the elimination of the extra-territorial income exclusion.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions, and selling models, enhancing its strong member-owner culture, and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except for per share data) For the Years	**2006**	2005	2004
Net sales	**$2,679,803**	$2,433,316	$2,084,435
Cost of products sold	**1,752,882**	1,549,475	1,334,777
Gross profit	**926,921**	883,841	749,658
Selling and administrative expenses	**717,676**	663,667	570,237
Restructuring related charges	**2,829**	3,462	886
Operating income	**206,416**	216,712	178,535
Interest income	**1,139**	1,518	1,343
Interest expense	**14,323**	2,355	886
Earnings from continuing operations before income taxes and minority interest	**193,232**	215,875	178,992
Income taxes	**63,670**	77,715	65,332
Earnings from continuing operations before minority interest	**129,562**	138,160	113,660
Minority interest in earnings of subsidiary	**(110)**	(6)	–
Income from continuing operations	**129,672**	138,166	113,660
Loss from discontinued operations, net of income tax benefit	**(6,297)**	(746)	(78)
Net income	**$ 123,375**	$ 137,420	$ 113,582
Net income from continuing operations – basic	**$ 2.59**	$ 2.53	$ 1.99
Net loss from discontinued operations – basic	**(0.13)**	(0.02)	(0.00)
Net income per common share – basic	**$ 2.46**	$ 2.51	$ 1.99
Weighted average common shares outstanding – basic	**50,059,443**	54,649,199	57,127,110
Net income from continuing operations – diluted	**$ 2.57**	$ 2.51	$ 1.97
Net loss from discontinued operations – diluted	**(0.12)**	(0.01)	(0.00)
Net income per common share – diluted	**$ 2.45**	$ 2.50	$ 1.97
Weighted average common shares outstanding – diluted	**50,374,758**	55,033,741	57,577,630

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of dollars and shares except par value) As of Year-End	**2006**	2005	2004
Assets			
Current Assets			
Cash and cash equivalents	**$ 28,077**	$ 75,707	$ 29,676
Short-term investments	**9,174**	9,035	6,836
Receivables	**316,568**	278,515	234,731
Inventories	**105,765**	91,110	77,590
Deferred income taxes	**15,440**	15,831	14,639
Prepaid expenses and other current assets	**29,150**	16,400	11,107
Total current assets	**504,174**	486,598	374,579
Property, plant, and equipment	**309,952**	294,660	311,344
Goodwill	**251,761**	242,244	224,554
Other assets	**160,472**	116,769	111,180
Total assets	**$1,226,359**	$1,140,271	$1,021,657
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable and accrued expenses	**$ 328,882**	$ 309,222	$ 260,726
Note payable and current maturities of long-term debt and capital lease obligations	**26,135**	40,350	646
Current maturities of other long-term obligations	**3,525**	8,602	4,842
Total current liabilities	**358,542**	358,174	266,250
Long-term debt	**285,300**	103,050	2,627
Capital lease obligations	**674**	819	1,018
Other long-term liabilities	**56,103**	48,671	40,045
Deferred income taxes	**29,321**	35,473	42,554
Minority interest in subsidiary	**500**	140	–
Commitments and contingencies			
Shareholders' Equity			
Preferred stock – $1 par value	**–**	–	–
Authorized: 2,000			
Issued: None			
Common stock – $1 par value	**47,906**	51,849	55,303
Authorized: 200,000			
Issued and outstanding 2006 – 47,906; 2005 – 51,849; 2004 – 55,303			
Additional paid-in capital	**2,807**	941	6,879
Retained earnings	**448,268**	540,822	606,632
Accumulated other comprehensive (loss) income	**(3,062)**	332	349
Total shareholders' equity	**495,919**	593,944	669,163
Total liabilities and shareholders' equity	**$1,226,359**	$1,140,271	$1,021,657

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance, January 3, 2004	$58,239	$ 10,324	$ 641,732	$ (406)	$ 709,889
Comprehensive income:					
Net income			113,582		113,582
Other comprehensive income				755	755
Comprehensive income					114,337
Cash dividends			(32,023)		(32,023)
Common shares – treasury:					
Shares purchased	(3,642)	(25,303)	(116,659)		(145,604)
Shares issued under Members' Stock Purchase Plan and stock awards	706	21,858			22,564
Balance, January 1, 2005	55,303	6,879	606,632	349	669,163
Comprehensive income:					
Net income			137,420		137,420
Other comprehensive loss				(17)	(17)
Comprehensive income					137,403
Cash dividends			(33,841)		(33,841)
Common shares – treasury:					
Shares purchased	(4,059)	(28,769)	(169,389)		(202,217)
Shares issued under Members' Stock Purchase Plan and stock awards	605	22,831			23,436
Balance, December 31, 2005	**51,849**	**941**	**540,822**	**332**	**593,944**
Comprehensive income:					
Net income			**123,375**		**123,375**
Other comprehensive income				**1,168**	**1,168**
Comprehensive income					**124,543**
Adoption of FAS 158 impact				**(4,562)**	**(4,562)**
Cash dividends			**(36,028)**		**(36,028)**
Common shares – treasury:					
Shares purchased	**(4,337)**	**(19,408)**	**(179,901)**		**(203,646)**
Shares issued under Members' Stock Purchase Plan and stock awards	**394**	**21,274**			**21,668**
Balance, December 30, 2006	**$47,906**	**$ 2,807**	**$ 448,268**	**$(3,062)**	**$ 495,919**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands) For the Years	**2006**	2005	2004
Net Cash Flows From (To) Operating Activities			
Net income	**$ 123,375**	$ 137,420	$ 113,582
Noncash items included in net income:			
Depreciation and amortization	**69,503**	65,514	66,703
Other postretirement and post-employment benefits	**2,109**	2,002	1,874
Stock-based compensation	**3,219**	–	–
Excess tax benefits from stock compensation	**(865)**	–	–
Deferred income taxes	**(3,712)**	(8,933)	708
Loss on sales, retirements and impairments of long-lived assets and intangibles	**4,639**	1,529	1,394
Stock issued to retirement plan	**7,948**	6,199	5,990
Other – net	**1,733**	1,164	1,947
Changes in working capital, excluding acquisition and disposition:			
Receivables	**(24,059)**	(25,654)	(26,960)
Inventories	**(7,123)**	(10,488)	(9,409)
Prepaid expenses and other current assets	**(9,541)**	(4,207)	(145)
Accounts payable and accrued expenses	**(2,794)**	36,809	25,990
Income taxes	**(2,088)**	(5,534)	846
Increase (decrease) in other liabilities	**(2,742)**	5,188	11,736
Net cash flows from (to) operating activities	**159,602**	201,009	194,256
Net Cash Flows From (To) Investing Activities			
Capital expenditures	**(58,921)**	(38,912)	(32,417)
Proceeds from sale of property, plant, and equipment	**5,952**	317	2,968
Capitalized software	**(1,003)**	(2,890)	(3,383)
Acquisition spending, net of cash acquired	**(78,569)**	(33,804)	(134,848)
Short-term investments – net	**926**	2,400	60,949
Purchase of long-term investments	**(13,600)**	(34,495)	(24,496)
Sales or maturities of long-term investments	**8,250**	32,505	16,858
Other – net	**–**	(68)	(350)
Net cash flows from (to) investing activities	**(136,965)**	(74,947)	(114,719)
Net Cash Flows From (To) Financing Activities			
Purchase of HNI Corporation common stock	**(203,646)**	(202,217)	(145,604)
Proceeds from long-term debt	**515,157**	199,000	–
Payments of note and long-term debt and other financing	**(352,401)**	(57,970)	(26,795)
Proceeds from sale of HNI Corporation common stock	**5,786**	14,997	15,579
Excess tax benefits from stock compensation	**865**	–	–
Dividends paid	**(36,028)**	(33,841)	(32,023)
Net cash flows from (to) financing activities	**(70,267)**	(80,031)	(188,843)
Net increase (decrease) in cash and cash equivalents	**(47,630)**	46,031	(109,306)
Cash and cash equivalents at beginning of year	**75,707**	29,676	138,982
Cash and cash equivalents at end of year	**$ 28,077**	$ 75,707	$ 29,676
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	**$ 12,002**	$ 1,961	$ 883
Income taxes	**$ 75,266**	$ 88,133	$ 59,938

The accompanying notes are an integral part of the consolidated financial statements.

Nature of Operations

HNI Corporation with its subsidiaries (the "Corporation"), is a provider of office furniture and hearth products. Both industries are reportable segments; however, the Corporation's office furniture business is its principal line of business. Refer to Operating Segment Information for further information. Office furniture products are sold through a national system of dealers, wholesalers, retail superstores, and to end-user customers, and federal and state governments. Dealer, wholesaler, and retail superstores are the major channels based on sales. Hearth products include a full array of gas, electric, and wood burning fireplaces, inserts, stoves, facings, and accessories. These products are sold through a national system of dealers, wholesalers, large regional contractors, as well as Corporation-owned distribution and retail outlets. The Corporation's products are marketed predominantly in the United States and Canada. The Corporation exports select products to a limited number of markets outside North America, principally Latin America and the Caribbean, through its export subsidiary and manufacturers and markets office furniture in Asia; however, based on sales, these activities are not significant.

Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR-END

The consolidated financial statements include the accounts and transactions of the Corporation and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation follows a 52/53 week fiscal year which ends on the Saturday nearest December 31. Fiscal year 2006 ended on December 30, 2006; 2005 ended on December 31, 2005; and 2004 ended on January 1, 2005. The financial statements for fiscal years 2006, 2005, and 2004 are on a 52-week basis.

CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash and cash equivalents generally consist of cash, money market accounts, and debt securities. These securities have original maturity dates not exceeding three months from date of purchase. The Corporation has short-term investments with maturities of less than one year and also has investments with maturities greater than one year that are included in Other Assets on the Consolidated Balance Sheet. Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Equity securities are classified as available-for-sale and are stated at current market value with unrealized gains and losses included as a separate component of equity, net of any related tax effect. Debt securities are classified as held-to-maturity and are stated at amortized cost. The specific identification method is used to determine realized gains and losses on the trade date. Short-term investments include municipal bonds and money market preferred stock. Long-term investments include U.S. government securities, municipal bonds, certificates of deposit, and asset-and mortgage-backed securities. During 2004, the Corporation sold all of its available-for-sale securities to fund acquisitions and to move its investments to a master fund. The Corporation realized losses of approximately $0.8 million. This investment was excluded from the scope of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" due to the fact that the investment's per unit value in a master fund was not readily available. Therefore, this investment was recorded at cost. The weighted average cost method was used to determine realized gains and losses on the trade date. During 2005, the Corporation liquidated this master fund investment and subsequently invested in an investment fund that is also excluded from the scope of SFAS No. 115; however, the Corporation's ownership in this investment fund is such that the underlying investments are recorded at fair market value.

At December 30, 2006, December 31, 2005, and January 1, 2005, cash, cash equivalents, and investments consisted of the following (cost approximates market value):

Year-End 2006

(In thousands)	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Held-to-maturity securities			
Certificates of deposit	**$ –**	**$ –**	**$ 400**
Investment in master fund	**–**	**9,174**	**25,589**
Cash and money market accounts	**28,077**	**–**	**–**
Total	**$28,077**	**$9,174**	**$25,989**

Year-End 2005

(In thousands)	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Held-to-maturity securities			
Certificates of deposit	$ –	$ –	$ 400
Investment in master fund	–	9,035	19,085
Cash and money market accounts	75,707	–	–
Total	$75,707	$9,035	$19,485

Year-End 2004

(In thousands)	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Held-to-maturity securities			
Municipal bonds	$ –	$2,400	$ –
Certificates of deposit	–	–	400
Investment in master fund	–	4,436	20,187
Cash and money market accounts	29,676	–	–
Total	$29,676	$6,836	$20,587

RECEIVABLES

Accounts receivable are presented net of an allowance for doubtful accounts of $12.8 million, $12.0 million, and $11.4 million, for 2006, 2005, and 2004, respectively. The allowance is developed based on several factors including overall customer credit quality, historical write-off experience and specific account analyses that project the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to adjust accordingly.

INVENTORIES

The Corporation valued 86%, 89%, and 80% of its inventory by the last-in, first-out (LIFO) method at December 30, 2006, December 31, 2005, and January 1, 2005, respectively. Additionally, the Corporation evaluates its inventory reserves in terms of excess and obsolete exposures. This evaluation includes such factors as anticipated usage, inventory turnover, inventory levels, and ultimate product sales value. As such, these factors may change over time causing the reserve level to adjust accordingly. The reserves for excess and obsolete inventory were $7.7 million, $8.2 million, and $7.7 million, at year-end 2006, 2005, and 2004, respectively.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are carried at cost. Depreciation has been computed using the straight-line method over estimated useful lives: land improvements, 10-20 years; buildings, 10-40 years; and machinery and equipment, 3-12 years.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the amount of the asset reflected in the Corporation's balance sheet may not be recoverable. An estimate of undiscounted cash flows produced by the asset, or the appropriate group of assets, is compared to the carrying value to determine whether impairment exists. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. Asset impairment charges recorded in connection with the Corporation's restructuring activities are discussed in Restructuring Related Charges. These assets included real estate, manufacturing equipment, and certain other fixed assets. The Corporation's continuous focus on improving the manufacturing process tends to increase the likelihood of assets being replaced; therefore, the Corporation is constantly evaluating the expected lives of its equipment and accelerating depreciation where appropriate.

GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Corporation evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter or whenever indicators of impairment exist. The Corporation has evaluated its goodwill for impairment and has determined that the fair value of reporting units in continuing operations exceeds their carrying value so no impairment of goodwill was recognized in continuing operations. Management's assumptions about future cash flows for the reporting units requires significant judgment and actual cash flows in the future may differ significantly from those forecasted today. The goodwill associated with the reporting unit held for sale was impaired and is included as part of the loss from discontinued operations.

The Corporation also determines the fair value of indefinite lived trademarks on an annual basis or whenever indications of impairment exist. The Corporation has evaluated its trademarks for impairment and recognized an impairment charge of $1.0 million in 2006 and $0.5 million in 2005 related to two trademarks where the carrying value exceeded the fair market value. These trademarks were associated with the reporting unit classified as held for sale and is included as part of the loss from discontinued operations.

PRODUCT WARRANTIES

The Corporation issues certain warranty policies on its furniture and hearth products that provides for repair or replacement of any covered product or component that fails during normal use because of a defect in design, materials, or workmanship. A warranty reserve is determined by recording a specific reserve for known warranty issues and an additional reserve for unknown claims that are expected to be incurred based on historical claims experience. Actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. Activity associated with warranty obligations was as follows:

(In thousands)	**2006**	2005	2004
Balance at the beginning of the period	**$ 10,157**	$ 10,794	$ 8,926
Accrual assumed from acquisition	**125**	–	688
Accruals for warranties issued during the period	**12,273**	9,809	10,486
Accrual related to pre-existing warranties	**810**	1,449	1,054
Settlements made during the period	**(12,741)**	(11,895)	(10,360)
Balance at the end of the period	**$ 10,624**	$ 10,157	$ 10,794

REVENUE RECOGNITION

Revenue is normally recognized upon shipment of goods to customers. In certain circumstances revenue is not recognized until the goods are received by the customer or upon installation and customer acceptance based on the terms of the sales agreement. Revenue includes freight charged to customers; related costs are in selling and administrative expense. Rebates, discounts, and other marketing program expenses that are directly related to the sale are recorded as a reduction to net sales. Marketing program accruals require the use of management estimates and the consideration of contractual arrangements that are subject to interpretation. Customer sales that reach certain award levels can affect the amount of such estimates and actual results could differ from these estimates.

PRODUCT DEVELOPMENT COSTS

Product development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. These costs include salaries, contractor fees, building costs, utilities, and administrative fees. The amounts charged against income were $27.6 million in 2006, $27.3 million in 2005, and $27.4 million in 2004.

STOCK-BASED COMPENSATION

The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), beginning January 1, 2006, using the modified prospective transition method. This statement requires the Corporation to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize cost over the requisite service period. Under the modified prospective transition method, financial statements for periods prior to the date of adoption are not adjusted for the change in accounting. See "Stock-Based Compensation" footnote for further information.

INCOME TAXES

The Corporation accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." This Statement uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The Corporation provides for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that it considers to be permanently reinvested.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options and deferred restricted stock have been considered outstanding for purposes of the diluted earnings per share calculation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more significant areas requiring the use of management estimates relate to allowance for doubtful accounts, inventory reserves, marketing program accruals, warranty accruals, accruals for self-insured medical claims, workers' compensation, legal contingencies, general liability and auto insurance claims, and useful lives for depreciation and amortization. Actual results could differ from those estimates.

SELF-INSURANCE

The Corporation is partially self-insured for general, auto, and product liability, workers' compensation, and certain employee health benefits. The general, auto, product, and workers' compensation liabilities are managed using a wholly owned insurance captive; the related liabilities are included in the accompanying consolidated financial statements. The Corporation's policy is to accrue amounts in accordance with the actuarially determined liabilities. The actuarial valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost inflation, and magnitude of change in actual experience development could cause these estimates to change in the future.

FOREIGN CURRENCY TRANSLATIONS

Foreign currency financial statements of foreign operations where the local currency is the functional currency are translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component of Stockholders' Equity. Gains and losses on foreign currency transactions are included in the "Selling and administrative expenses" caption of the Consolidated Statements of Income.

RECLASSIFICATIONS

Prior periods Statements of Income have been restated for discontinued operations. Certain reclassifications have been made within the footnotes to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This statement requires an employer that is a business entity to recognize in its statement of financial position the over funded or under funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation. The recognition of the net liability or asset will require an offsetting adjustment to accumulated other comprehensive income in shareholders' equity. SFAS No. 158 does not change how pensions and other postretirement benefits are accounted for and reported in the income statement. This statement is effective for fiscal years ending after December 15, 2006. The Corporation adopted the new standard for its 2006 year-end financial statement and recognized on the 2006 balance sheet the funded status of pension and other postretirement benefit plans. The adoption of this statement increased the Corporation's recorded liabilities by $6.1 million with no impact to the income statement. See "Postretirement Health Care" footnote for additional information.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" which provides enhanced guidance for using fair value to measure assets and liabilities. The standard also expands the amount of disclosure regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Corporation does not anticipate any material impact to its financial statements from the adoption of this standard.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Corporation has completed its initial evaluation of the impact of the adoption of FIN 48 for fiscal year 2007 and determined that such adoption is not expected to have a material impact on the Corporation's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R) which replaces Original SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual fiscal period after June 15, 2005. Under the Original SFAS No. 123, this accounting treatment was optional with pro forma disclosures required. The Corporation adopted SFAS No. 123(R) in the first quarter of fiscal 2006, beginning January 1, 2006. See "Stock Based Compensation" footnote for the impact of the adoption of SFAS No. 123(R) on net income and net income per share.

Restructuring Related Charges

As a result of the Corporation's ongoing business simplification and cost reduction strategies, management made the decision in fourth quarter 2006 to close an office furniture facility in Monterrey, Mexico and consolidate production into other manufacturing locations. In connection with the shutdown of the Monterrey facility, the Corporation recorded $0.8 million of severance costs. The closure and consolidation will be completed during the first half of 2007. The Corporation anticipates additional restructuring charges of approximately $3.0 million.

During 2006, the Corporation completed the shutdown of two office furniture facilities which began in the third quarter of 2005. The facilities were located in Kent, Washington and Van Nuys, California and production from these facilities was consolidated into other manufacturing locations. Charges for these closures in 2005 totaled $4.1 million which consisted of $0.6 million of accelerated depreciation of machinery and equipment recorded in cost of sales, $1.2 million of severance, $0.4 million of pension related expenses and $1.9 million of factory exit, production relocation, and other costs which were recorded as restructuring costs. In connection with those shutdowns, the Corporation incurred $1.9 million of current period charges during 2006.

During 2003, the Corporation closed two office furniture facilities located in Milan, Tennessee and Hazleton, Pennsylvania and consolidated production into other manufacturing locations. In connection with those shutdowns, the Corporation incurred $1.2 million of current period charges during 2004.

The following table summarizes the restructuring accrual activity since the beginning of fiscal 2004. This summary does not include the effect of the Corporation's employee retirement plans in 2005, as this item was not accounted for through the restructuring accrual on the Consolidated Balance Sheets but is included as a component of "Restructuring Related Charges" in the Consolidated Statements of Operations.

(In thousands)	Severance Costs	Facility Termination and Other Costs	Total
Restructuring reserve at January 3, 2004	$ 334	$ 1,100	$ 1,434
Restructuring charges	42	1,147	1,189
Restructuring credit	(31)	(272)	(303)
Cash payments	(345)	(1,975)	(2,320)
Restructuring reserve at January 1, 2005	$ –	$ –	$ –
Restructuring charges	1,142	1,876	3,018
Cash payments	(325)	(632)	(957)
Restructuring reserve at December 31, 2005	**$ 817**	**$ 1,244**	**$ 2,061**
Restructuring charges	**865**	**1,964**	**2,829**
Cash payments	**(841)**	**(3,208)**	**(4,049)**
Restructuring reserve at December 30, 2006	**$ 841**	**$ –**	**$ 841**

Business Combinations

The Corporation completed the acquisition of Lamex, a privately held Chinese manufacturer and marketer of office furniture, as well as a small office furniture services company, a small office furniture dealer, and a small manufacturer of fireplace facings during 2006. The combined purchase price of these acquisitions less cash acquired totaled $78.2 million. The Corporation increased its borrowings under the revolving credit facility to fund the acquisitions. The Corporation acquired controlling interest in the office furniture dealer and the ability to call the remaining interest on or after fiscal year-end 2011. The Corporation must exercise its call on or before the end of fiscal 2016. SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") requires a mandatorily redeemable financial instrument to be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. It also requires that mandatorily redeemable financial instruments be measured at fair value. Therefore, the Corporation has recorded a liability for the remaining interest at fair value as of the acquisition date.

The Corporation has finalized the allocation of the purchase price for all acquisitions other than the office furniture dealer acquisition which occurred in the final month of the year. Any modification is not expected to be significant. There are approximately $51.7 million of intangibles associated with these acquisitions. Of these acquired intangible assets, $14 million was assigned to a trade name that is not subject to amortization. The remaining $37.7 million have estimated useful lives ranging from two to fifteen years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationships. There is approximately $13.9 million of goodwill associated with these acquisitions of which $11.1 million was assigned to the furniture segment and $2.8 was assigned to the hearth segment. Approximately $6.9 million of the goodwill is not deductible for income tax purposes.

The Corporation completed the acquisition of four small office furniture services companies, three office furniture dealers, and three small hearth distributors during 2005. The combined purchase price of these acquisitions totaled $35.4 million, of which $33.4 million was paid in cash and the remaining is due to the sellers over the next several years. The Corporation acquired controlling interests in the three office furniture dealers and the ability to call the remaining interests on or after fiscal year-end 2008 and 2010. The Corporation must exercise its calls on or before the end of fiscal 2014 and 2015. SFAS No. 150 requires a mandatorily redeemable financial instrument to be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. It also requires that mandatorily redeemable financial instruments be measured at fair value. Therefore, the Corporation has recorded a liability for the remaining interest at fair value. The Corporation continues to monitor and adjust the recorded amount to accrete the obligation to the estimated redemption amount through a charge to earnings as required. There are approximately $14.1 million of intangibles associated with these acquisitions. Of these acquired intangible assets, $1.5 million was assigned to indefinite-lived trademarks that are not subject to amortization. The remaining $12.6 million have estimated useful lives ranging from two to fifteen years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationships. There is approximately $18.9 million of goodwill associated with these acquisitions, of which $13.7 million was assigned to the furniture segment and $5.2 million was assigned to the hearth products segment. Approximately $2.1 million of the goodwill assigned to the furniture segment is not deductible for tax purposes.

On January 5, 2004, the Corporation acquired certain assets of Paoli, Inc., a subsidiary of Klaussner Furniture Industries, Inc. for $81.1 million. Paoli Inc. is a leading provider of wood case goods and seating with well-known brands, broad product offering, and strong independent representatives sales and dealer networks located in Orleans, Indiana.

The Corporation acquired $26.3 million of intangible assets from the Paoli acquisition, of which $18.3 million was assigned to registered trademarks that are not subject to amortization. The remaining $8.0 million of acquired intangible assets have a weighted-average useful life of approximately 15 years with amortization recorded based on the projected cash flow associated with the respective intangible assets existing relationships. The $9.2 million of goodwill was assigned to the office furniture segment and is deductible for income tax purposes.

On July 6, 2004, the Corporation acquired a controlling interest in Omni Workspace Company (formerly Omni Remanufacturing, Inc.). Omni Workspace Company is comprised of two divisions – A&M Business Interior Services ("A&M"), an office furniture services company, and IntraSpec Solutions ("ISS"), a panel systems re-manufacturer. The Corporation acquired 80 percent of the common stock of Omni Workspace Company and the ability to call the remaining 20 percent of the shares on or after the fiscal year end 2009. The Corporation must exercise its call on or before the end of fiscal year end 2014. SFAS No. 150 requires a mandatorily redeemable financial instrument to be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. It also requires that mandatorily redeemable financial instruments be measured at fair value. Therefore, the Corporation has recorded a liability at the acquisition date for the remaining 20 percent of the shares at fair value. The Corporation continues to monitor and adjust the recorded amount to accrete the obligation to the estimated redemption amount in 2014 through a charge to earnings as required.

The Corporation acquired $12.7 million of intangible assets from the Omni acquisition, of which $7.3 million was associated with the A&M division and $5.4 million was associated with the ISS division. Included in the A&M intangibles was a registered trademark that is not subject to amortization of $1.3 million. The remaining $6.0 million of acquired intangible assets have estimated useful lives ranging from four to fifteen years with amortization recorded based on the projected cash flow associated with the respective intangible assets' existing relationships. Included in the ISS intangibles were registered trademarks not subject to amortization of $1.5 million. The remaining $3.9 million of acquired intangible assets had estimated useful lives of five to ten years. There was approximately $12.9 million of goodwill associated with the acquisition, of which $7.2 million was associated with the A&M division and $5.7 million was associated with the ISS division.

On July 19, 2004, the Corporation acquired Edward George Company ("Edward George"), a distributor of fireplaces, stone products, barbecues, and other building materials throughout Illinois, Indiana, and Kentucky, and its affiliate, Wisconsin Fireplace Systems with locations in Wisconsin for $27.7 million.

The acquired intangible assets from the Edward George acquisition of $9.3 million have a weighted-average useful life of approximately 13 years with amortization recorded based on the projected cash flow associated with the respective intangible assets existing relationships. The $9.6 million of goodwill was assigned to the hearth products segment and is deductible for income tax purposes.

The consideration for each of these transactions was paid in cash. The results of the acquired entities have been included in the Consolidated Financial Statements since the date of acquisition.

The Corporation also completed the acquisition of a small office furniture services company, a small hearth distributor and a strategic sourcing entity during 2004. The combined purchase price for these acquisitions totaled approximately $8.5 million. There is approximately $5.4 million of intangibles associated with these acquisitions with estimated useful lives ranging from one to ten years. There is approximately $2.2 million of goodwill associated with these acquisitions of which $0.9 million was assigned to the office furniture segment and $1.3 million was assigned to the hearth products segment. All goodwill is deductible for income tax purposes.

Discontinued Operations

During December 2006, the Corporation committed to a plan to sell a small non-core component of its office furniture segment. Revenues and expenses associated with this component are presented as discontinued operations for all periods presented.

During the fourth quarter the Corporation recorded a pre-tax charge to reduce the assets to the fair market value of approximately $7.1 million. The charge was mainly due to the writedown of goodwill and other intangibles not deductible for tax purposes.

Summarized financial information for discontinued operations is as follows:

(In thousands)	**2006**	2005	2004
Discontinued operations:			
Operating loss before tax	**$ (818)**	$(666)	$(123)
Benefit for income tax	**(294)**	(240)	(45)
Net loss from discontinued operations	**(524)**	(426)	(78)
Impairment loss on discontinued operations:			
Impairment loss on discontinued operations before tax	**(7,125)**	(500)	–
Benefit for income tax	**(1,352)**	(180)	–
Net impairment loss on discontinued operations	**(5,773)**	(320)	–
Loss from discontinued operations, net of income tax benefit	**$(6,297)**	$(746)	$ (78)

Assets to be disposed of as of December 30, 2006 recorded in Prepaid Expenses and Other Current Assets are as follows:

(In thousands)	**2006**
Inventory	**$1,030**
Property and equipment	**720**
Total assets held for sale	**$1,750**

Inventories

(In thousands)	**2006**	2005	2004
Finished products	**$ 66,238**	$ 61,027	$ 52,796
Materials and work in process	**58,789**	46,398	40,712
LIFO reserve	**(19,262)**	(16,315)	(15,918)
	$105,765	$ 91,110	$ 77,590

Property, Plant, and Equipment

(In thousands)	2006	2005	2004
Land and land improvements	**$ 27,700**	$ 26,361	$ 26,042
Buildings	**266,801**	240,174	234,421
Machinery and equipment	**550,979**	523,240	512,544
Construction and equipment installation in progress	**12,936**	23,976	13,686
	858,416	813,751	786,693
Less: accumulated depreciation	**548,464**	519,091	475,349
	$309,952	$294,660	$311,344

Goodwill and Other Intangible Assets

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, the Corporation evaluates its goodwill for impairment on an annual basis based on values at the end of third quarter or whenever indicators of impairment exist. The Corporation has evaluated its goodwill for impairment and has determined that the fair value of its reporting units included as continuing operations exceeds the carrying values and therefore, no impairment of goodwill was recorded in continuing operations. The Corporation did record an impairment charge of $5.7 million which was included in discontinued operations on the Consolidated Statements of Income.

The Corporation also owns trademarks having a net value of $43.2 million as of December 30, 2006, $30.2 million as of December 31, 2005, and $29.2 million as of January 1, 2005. The trademarks are deemed to have an indefinite useful life because they are expected to generate cash flow indefinitely. The Corporation recorded an impairment charge of $1.0 million in 2006 and $0.5 million in 2005 related to two office furniture trademarks associated with the discontinued operation where the carrying amount exceeded the current fair market value. The charge was included in discontinued operations on the Consolidated Statements of Income.

The table below summarizes amortizable definite-lived intangible assets, which are reflected in Other Assets in the Corporation's consolidated balance sheets:

(In thousands)	2006	2005	2004
Patents	**$ 18,780**	$18,480	$18,820
Customer lists and other	**103,492**	67,211	54,702
Less: accumulated amortization	**39,796**	28,758	21,785
Net intangible assets	**$ 82,476**	$56,933	$51,737

Amortization expense for definite-lived intangibles for 2006, 2005, and 2004, was $10.4 million, $7.3 million, and $5.1 million, respectively. Amortization expense is estimated to range between $5.9 and $9.2 million per year over the next five years.

The changes in the carrying amount of goodwill since January 3, 2004, are as follows by reporting segment:

(In thousands)	Office Furniture	Hearth Products	Total
Balance as of January 3, 2004	$43,611	$148,475	$192,086
Goodwill increase during period	21,920	10,548	32,468
Balance as of January 1, 2005	$65,531	$159,023	$224,554
Goodwill increase during period	12,128	5,562	17,690
Balance as of December 31, 2005	$77,659	$164,585	$242,244
Goodwill increase during period	12,810	2,790	15,600
Goodwill decrease during period	(5,654)	(429)	(6,083)
Balance as of December 30, 2006	**$84,815**	**$166,946**	**$251,761**

The goodwill increases relate to acquisitions completed. See Business Combinations note. The decrease in goodwill in the office furniture segment in 2006 is due to the impairment of the goodwill associated with discontinued operations. The decrease in the hearth products segment relates to the sale of a few small distribution locations.

Accounts Payable and Accrued Expenses

(In thousands)	2006	2005	2004
Trade accounts payable	**$102,436**	$ 86,945	$ 64,319
Compensation	**27,835**	34,272	25,722
Profit sharing and retirement expense	**29,545**	32,461	30,516
Marketing expenses	**60,676**	54,797	50,939
Other accrued expenses	**108,390**	100,747	89,266
	$328,882	$309,222	$260,762

Long-Term Debt

(In thousands)	2006	2005	2004
Note payable to bank, revolving credit agreement with interest at a variable rate (2006 – 5.70%; 2005 – 4.69%)	**$144,000**	$140,000	$ –
Note payable to bank, with interest at a variable rate (2006 – 6.11%)	**14,200**	–	–
Senior notes due in 2016 with interest at a fixed rate of 5.54% per annum	**150,000**	–	–
Industrial development revenue bonds, payable 2018 with interest at 4.02% per annum	**2,300**	2,300	2,300
Other notes and amounts	**794**	900	560
Total debt	**311,294**	143,200	2,860
Less: current portion	**25,994**	40,150	233
Long-term debt	**$285,300**	$103,050	$2,627

Aggregate maturities of long-term debt are as follows:

(In thousands)	
2007	$ 25,994
2008	–
2009	–
2010	–
2011	133,000
Thereafter	$152,300

On January 28, 2005, the Corporation replaced a $136 million revolving credit facility entered into on May 10, 2002 with a new revolving credit facility that provided for a maximum borrowing of $150 million subject to increase (to a maximum amount of $300 million) or reduction from time to time according to the terms of the agreement. On December 22, 2005, the Corporation increased the facility to the maximum amount of $300 million. Amounts borrowed under the Credit Agreement may be borrowed, repaid, and reborrowed from time to time until January 28, 2011. As of December 30, 2006, $11 million was classified as short-term as the Corporation expects to repay that portion of the borrowings within a year.

On April 6, 2006, the Corporation refinanced $150 million of borrowings outstanding under the revolving credit facility with 5.54 percent ten-year unsecured Senior Notes due in 2016 issued through the private placement debt market. Interest payments are due semi-annually on April 1 and October 1 of each year and the principal is due in a lump sum in 2016. The Corporation maintained the revolving credit facility with a maximum borrowing of $300 million.

Certain of the above borrowing arrangements include covenants which limit the assumption of additional debt and lease obligations. The Corporation has been and currently is in compliance with the covenants related to these debt agreements. The fair value of the Corporation's outstanding long-term debt obligations at year-end 2006 approximates the recorded aggregate amount.

Selling and Administrative Expenses

(In thousands)	2006	2005	2004
Freight expense for shipments to customers	**$182,814**	$158,329	$132,498
Amortization of intangible and other assets	**12,456**	10,155	8,275
Product development costs	**27,567**	27,338	27,401
Other selling and administrative expenses	**494,839**	467,845	402,063
	$717,676	$663,667	$570,237

Income Taxes

Significant components of the provision for income taxes are as follows:

(In thousands)	2006	2005	2004
Current:			
Federal	**$61,943**	$77,474	$60,425
State	**8,671**	8,954	5,976
Current provision	**70,614**	86,428	66,401
Deferred:			
Federal	**(7,877)**	(8,048)	(1,008)
State	**(651)**	(1,081)	(106)
Deferred provision	**(8,528)**	(9,129)	(1,114)
	$62,086	$77,299	$65,287

A reconciliation of the statutory federal income tax rate to the Corporation's effective income tax rate for continuing operations is as follows:

(In thousands)	2006	2005	2004
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax effect	**2.8**	2.4	2.2
Credit for increasing research activities	**(0.7)**	(0.4)	(0.6)
Deduction related to domestic production activities	**(0.8)**	(0.9)	–
Extraterritorial income exclusion	**(0.4)**	(0.3)	(0.3)
True-up of deferred tax items	**(2.1)**	–	–
Other – net	**(0.8)**	0.2	0.2
Effective tax rate	**33.0%**	36.0%	36.5%

In the fourth quarter of 2006, the Corporation completed a detailed analysis of all deferred tax accounts, and determined that net deferred income tax liabilities were overstated by $4.1 million. This overstatement primarily relates to a deferred tax liability associated with property, plant, and equipment, partially offset by an overstated deferred tax asset associated with inventory. In analyzing the difference, the Corporation determined that the items originated in fiscal years prior to 2002. To correct this difference, the Corporation has reduced income tax expense in the fourth quarter of 2006 by $4.1 million. The effect of this adjustment is to reduce the effective income tax rate related to continuing operations by 2.1 percentage points for the year and increase earnings per share from continuing operations by $0.08.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Corporation's deferred tax liabilities and assets are as follows:

(In thousands)	**2006**	2005	2004
Net long-term deferred tax liabilities:			
Tax over book depreciation	**$ (1,052)**	$(16,458)	$(25,549)
Compensation	**4,899**	5,907	5,697
Goodwill	**(33,826)**	(30,499)	(24,362)
Other – net	**658**	5,577	1,660
Total net long-term deferred tax liabilities	**(29,321)**	(35,473)	(42,554)
Net current deferred tax assets:			
Allowance for doubtful accounts	**3,563**	3,858	3,512
Vacation accrual	**5,323**	4,924	4,588
Inventory differences	**3,096**	5,720	4,304
Deferred income	**(5,880)**	(6,596)	(6,238)
Warranty accruals	**3,906**	3,847	3,504
Other – net	**5,432**	4,078	4,969
Total net current deferred tax assets	**15,440**	15,831	14,639
Net deferred tax (liabilities) assets	**$(13,881)**	$(19,642)	$(27,915)

Shareholders' Equity and Earnings Per Share

	2006	2005	2004
Common Stock, $1 Par Value			
Authorized	**200,000,000**	200,000,000	200,000,000
Issued and outstanding	**47,905,351**	51,848,591	55,303,323
Preferred Stock, $1 Par Value			
Authorized	**2,000,000**	2,000,000	2,000,000
Issued and outstanding	**–**	–	–

The Corporation purchased 4,336,987; 4,059,068; and 3,641,400 shares of its common stock during 2006, 2005, and 2004, respectively. The par value method of accounting is used for common stock repurchases. The excess of the cost of shares acquired over their par value is allocated to Additional Paid-In Capital with the excess charged to Retained Earnings.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings per share (EPS):

(In thousands, except per share data)	**2006**	2005	2004
Numerators:			
Numerators for both basic and diluted EPS net income	**$123,375**	$137,420	$113,582
Denominators:			
Denominator for basic EPS weighted-average common shares outstanding	**50,059**	54,649	57,127
Potentially dilutive shares from stock option plans	**316**	385	451
Denominator for diluted EPS	**50,375**	55,034	57,578
Earnings per share – basic	**$ 2.46**	$ 2.51	$ 1.99
Earnings per share – diluted	**$ 2.45**	$ 2.50	$ 1.97

Certain exercisable and non-exercisable stock options were not included in the computation of diluted EPS for fiscal year 2006, 2005, and 2004, because their inclusion would have been anti-dilutive. The number of stock options outstanding, which met this criterion for 2006 was 290,366; for 2005 was 176,900; and for 2004 was 25,000.

Components of accumulated other comprehensive income (loss) consist of the following:

(In thousands)	**2006**	2005	2004
Balance at beginning of period	**$ 332**	$ 349	$(406)
Foreign currency translation adjustments – net of tax	**631**	293	348
Change in unrealized gains (losses) on marketable securities – net of tax	**–**	–	407
Change in minimum pension liability – net of tax	**537**	(310)	–
Adjustment to initially apply FASB 158, net of tax	**(4,562)**	–	–
Balance at end of period	**$(3,062)**	$ 332	$ 349

In May 1997, the Corporation registered 400,000 shares of its common stock under its 1997 Equity Plan for Non-Employee Directors. This plan permits the Corporation to issue to its non-employee directors options to purchase shares of Corporation common stock, restricted stock of the Corporation, and awards of Corporation common stock. The plan also permits non-employee directors to elect to receive all or a portion of their annual retainers and other compensation in the form of shares of Corporation common stock. During 2006, 2005, and 2004, 13,947; 13,621; and 10,738 shares of Corporation common stock were issued under the plan, respectively.

Cash dividends declared and paid per share for each year are:

(In dollars)	**2006**	2005	2004
Common shares	**$.72**	$.62	$.56

During 2002, shareholders approved the 2002 Members' Stock Purchase Plan. Under the plan, 800,000 shares of common stock were registered for issuance to participating members. Beginning on June 30, 2002, rights to purchase stock are granted on a quarterly basis to all members who have one year of employment eligibility and work a minimum of 20 hours a week. The price of the stock purchased under the plan is 85% of the closing price on the applicable purchase date. No member may purchase stock under the plan in an amount which exceeds the lesser of 20% of his/her gross earnings or a maximum fair value of $25,000 in any calendar year. During 2006, 114,397 shares of common stock were issued under the plan at an average price of $40.03. During 2005, 77,410 shares of common stock were issued under the plan at an average price of $44.87. During 2004, 73,921 shares of common stock were issued under the plan at an average price of $34.70. An additional 407,616 shares were available for issuance under the plan at December 30, 2006.

The Corporation has granted rights to purchase shares of the Corporation's common stock pursuant to a shareholders' rights plan. The rights become exercisable in connection with certain acquisitions of 20% or more of the Corporation's common stock by any person or group in a transaction not approved by the Corporation's Board of Directors. Each right entitles its holder to purchase shares of common stock of the Corporation with a market value of $400 at a price of $200, unless the Board authorizes the rights be redeemed. The rights may be redeemed for $0.01 per right at any time before the rights become exercisable. In certain instances, the right to purchase applies to the capital stock of the acquirer instead of the common stock of the Corporation. The Corporation has reserved preferred shares necessary for issuance should the rights be exercised. The rights are scheduled to expire on August 20, 2008.

The Corporation has entered into change in control employment agreements with corporate officers and certain other key employees. According to the agreements, a change in control occurs when a third person or entity becomes the beneficial owner of 20% or more of the Corporation's common stock, when more than one-third of the Corporation's Board of Directors is composed of persons not recommended by at least three-fourths of the incumbent Board of Directors, upon certain business combinations involving the Corporation or upon approval by the Corporation's shareholders of a complete liquidation or dissolution. Upon a change in control, a key employee is deemed to have a two-year employment with the Corporation, and all of his or her benefits vest under the Corporation compensation plans. If, at any time within two years of the change in control, his or her employment is terminated by the Corporation for any reason other than cause or disability, or by the key employee for good reason, as such terms are defined in the agreement, then the key employee is entitled to receive, among other benefits, a severance payment equal to two times annual salary and the average of the prior two years' bonuses.

Stock-Based Compensation

Under the Corporation's 1995 Stock-Based Compensation Plan (the "Plan"), as amended effective August 8, 2006, the Corporation may award options to purchase shares of the Corporation's common stock and grant other stock awards to executives, managers, and key personnel. As of September 30, 2006 there are approximately 2.5 million shares available for future issuance under the Plan. The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors. Restricted stock awarded under the Plan is expensed ratably over the vesting period of the awards. Stock options awarded to employees under the Plan must be at exercise prices equal to or exceeding the fair market value of the Corporation's common stock on the date of grant. Stock options are generally subject to four-year cliff vesting and must be exercised within 10 years from the date of grant.

The Corporation also has a shareholder approved Members' Stock Purchase Plan (the "MSP Plan"). The price of the stock purchased under the MSP Plan is 85% of the closing price on the applicable purchase date. During 2006, 114,397 shares of the Corporation's common stock were issued under the MSP Plan at an average price of $40.03.

The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), beginning January 1, 2006, using the modified prospective transition method. This statement requires the Corporation to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize cost over the requisite service period. Under the modified prospective transition method, financial statements for periods prior to the date of adoption are not adjusted for the change in accounting.

Prior to January 1, 2006, the Corporation used the intrinsic value method to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore did not recognize compensation expense in association with options granted at or above the market price of common stock at the date of grant.

As a result of adopting the new standard, earnings before income taxes for the year ended December 30, 2006 decreased by $3.2 million, and net earnings decreased by $2.1 million, or $.04 per basic share and $.04 per diluted share. These results reflect stock compensation expense of $3.2 million and tax benefits of $1.1 million for the period.

Adoption of the new standard also affected the presentation of cash flows. The change is related to tax benefits associated with tax deductions that exceed the amount of compensation expense recognized in the financial statements. For the year ended December 30, 2006, cash flow from operating activities was reduced by $0.9 million and cash flow from financing activities was increased by $0.9 million as a result of the new standard.

Concurrent with the adoption of the new statement, the Corporation began to use the non-substantive vesting period approach for attributing stock compensation to individual periods. The nominal vesting period approach was used in determining the stock compensation expense for the Corporation's pro forma net earnings disclosure for the years ended December 31, 2005, and January 1, 2005, as presented in the table below. The change in the attribution method will not affect the ultimate amount of stock compensation expense recognized, but it has accelerated the recognition of such expense for non-substantive vesting conditions, such as retirement eligibility provisions. Under both approaches, the Corporation elected to recognize stock compensation on a straight-line basis.

The following table presents a reconciliation of reported net earnings and per share information to pro forma net earnings and per share information that would have been reported if the fair value method had been used to account for stock-based employee compensation last year:

(In millions, except per share data)	2005	2004
Net income, as reported	$137.4	$113.6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1.8	5.0
Pro forma net income	$135.6	$108.6
Earnings per share:		
Basic – as reported	$ 2.51	$ 1.99
Basic – pro forma	$ 2.48	$ 1.90
Diluted – as reported	$ 2.50	$ 1.97
Diluted – pro forma	$ 2.47	$ 1.89

The stock compensation expense for the year ended December 30, 2006 and the stock compensation expense used in the preceding disclosure of pro forma earnings for the years ended December 31, 2005 and January 1, 2005 was estimated on the date of grant using the Black-Scholes option-pricing model that used the following assumptions by grant year:

	Year Ended Dec. 30, 2006	Year Ended Dec. 31, 2005	Year Ended Jan. 1, 2005
Expected term	**7 years**	7 years	7 years
Expected volatility:			
Range used	**29.75%-31.23%**	31.77%-33.49%	34.81%-35.13%
Weighted-average	**31.21%**	33.47%	35.12%
Expected dividend yield:			
Range used	**1.24%-1.43%**	1.17%-1.45%	1.31%-1.49%
Weighted-average	**1.24%**	1.45%	1.32%
Risk-free interest rate:			
Range used	**4.62%-5.08%**	4.21%-4.57%	4.36%-4.80%

Expected volatilities are based on historical volatility due to the fact that they Corporation did not feel that future volatility over the expected term of the options is likely to differ from the past. The Corporation used a simple-average calculation method based on monthly frequency points for the prior seven years. The Corporation used the current dividend yield as there are no plans to substantially increase or decrease its dividends. The Corporation elected to use the simplified method as allowed by Staff Accounting Bulletin No. 107 "Share Based Payment" ("SAB No. 107") to determine the expected term since the awards qualified as "plain vanilla" options as defined in SAB No. 107. The risk-free interest rate was selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

The following table summarizes the changes in outstanding stock options since the beginning of fiscal 2004.

	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 3, 2004	1,469,250	$24.15
Granted	340,900	39.59
Exercised	(448,500)	22.33
Forfeited	(53,200)	27.61
Outstanding at January 1, 2005	1,308,450	$28.65
Granted	175,800	42.81
Exercised	(331,500)	25.14
Forfeited	(24,100)	30.95
Outstanding at December 31, 2005	1,128,650	$31.84
Granted	**135,946**	**58.06**
Exercised	**(68,500)**	**22.51**
Forfeited	**(22,480)**	**39.91**
Outstanding at December 30, 2006	**1,173,616**	**$35.27**

A summary of the Corporation's nonvested shares as of December 30, 2006 and changes during the year are presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2005	695,400	$14.07
Granted	**135,946**	**21.39**
Vested	**(142,900)**	**11.91**
Forfeited	**(22,480)**	**15.90**
Nonvested at December 30, 2006	**665,966**	**$15.97**

At December 30, 2006, there was $4.2 million of unrecognized compensation cost related to nonvested awards, which the Corporation expects to recognize over a weighted-average period of 1.3 years. Information about stock options that are vested or expected to vest and that are exercisable at December 30, 2006, follows:

Options	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value ($000s)
Vested or expected to vest	**1,138,296**	**$34.95**	**5.3**	**$10,768**
Exercisable	**507,650**	**$28.57**	**2.6**	**$ 8,041**

The weighted-average grant-date fair value of options granted was $21.39, $15.74, and $17.70 for 2006, 2005 and 2004, respectively. Other information for the years follows:

	Year Ended		
(In thousands)	Dec. 30, 2006	Dec. 31, 2005	Jan. 1, 2005
Total fair value of shares vested	**$1,702**	$ 875	$ 9,242
Total intrinsic value of options exercised	**1,987**	8,447	8,100
Cash received from exercise of stock options	**1,542**	8,334	10,014
Tax benefit realized from exercise of stock options	**725**	2,999	2,956

Retirement Benefits

The Corporation has defined contribution profit-sharing plans covering substantially all employees who are not participants in certain defined benefit plans. The Corporation's annual contribution to the defined contribution plans is based on employee eligible earnings and results of operations and amounted to $28.2 million, $27.4 million, and $27.3 million, in 2006, 2005, and 2004, respectively.

The Corporation sponsors defined benefit plans which include a limited number of salaried and hourly employees at certain subsidiaries. The Corporation's funding policy is generally to contribute annually the minimum actuarially computed amount. Net pension costs relating to these plans were $0, $653,000, and $0, in 2006, 2005, and 2004, respectively. The increase in 2005 is due to a plan curtailment resulting from the shutdown of an office furniture facility in Van Nuys, California. The actuarial present value of obligations, less related plan assets at fair value, is not significant.

The Corporation also participates in a multi-employer plan, which provides defined benefits to certain of the Corporation's union employees. Pension expense for this plan amounted to $352,000, $353,000, and $322,000, in 2006, 2005, and 2004, respectively.

Postretirement Health Care

The Corporation adopted SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" for its 2006 year-end financial statement and recognized on the 2006 balance sheet the funded status of other postretirement benefit plans. The following table provides the information required by SFAS No. 158. The table also provides the funded status of the plan, reconciled to the accrued postretirement benefits costs recognized in the Corporation's balance sheets for the years prior to the adoption of the new standard.

(In thousands)	2006	2005	2004
Change in benefit obligation			
Benefit obligation at beginning of year	**$ 19,738**	$ 18,958	$ 18,331
Service cost	**326**	303	284
Interest cost	**1,053**	1,057	1,066
Benefits paid	**(1,218)**	(1,503)	(1,780)
Actuarial (gain) or loss	**(817)**	923	1,057
Benefit obligation at end of year	**$ 19,082**	$ 19,738	$ 18,958
Change in plan assets			
Fair value at beginning of year	**$ 7,582**	$ 8,777	$ 10,250
Actual return on assets	**326**	300	112
Employer contributions	**3**	8	195
Benefits paid	**(1,218)**	(1,503)	(1,780)
Fair value at end of year	**$ 6,693**	$ 7,582	$ 8,777
Funded status of plan	**$(12,388)**	$(12,156)	$(10,181)
Amounts recognized in the Statement of Financial Position consist of:			
Current liabilities	**$ 0**	–	–
Noncurrent liabilities	**$ 12,388**	–	–
Amounts recognized in Accumulated Other Comprehensive Income (before tax) consist of:			
Unrecognized actuarial (gain)/loss	**$ 2,069**	–	–
Unrecognized transition (asset)/obligation	**3,618**	–	–
Unrecognized prior service cost	**431**	–	–
	$ 6,118	–	–
Change in Accumulated Other Comprehensive Income (before tax):			
Amount disclosed at beginning of year	**$ 0**	–	–
Change during year prior to SFAS 158 adoption	**0**	–	–
Change due to the adoption of SFAS 158	**6,118**	–	–
Amount disclosed at end of year	**$ 6,118**	–	–
Reconciliation of funded status			
Funded status	**N/A**	$(12,156)	$(10,181)
Unrecognized actuarial (gain) or loss	**N/A**	3,132	2,340
Unrecognized transition obligation or (asset)	**N/A**	4,199	4,780
Unrecognized prior service cost	**N/A**	661	892
Net amount recognized at year-end	**N/A**	$ (4,164)	$ (2,169)

Estimated future benefit payments (In thousands)

Fiscal 2007	$1,376
Fiscal 2008	1,344
Fiscal 2009	1,335
Fiscal 2010	1,332
Fiscal 2011	1,331
Fiscal 2012 – 2016	7,321
Expected contributions during fiscal 2007	
Total	$ 0

Plan Assets – Percentage of Fair Value by Category

	2006	2005	2004
Cash equivalents	**1%**	0%	0%
Equity	**25%**	0%	0%
Debt	**74%**	0%	0%
Other	**0%**	100%	100%
Total	**100%**	100%	100%

The Corporation invested these funds in high-grade money market instruments in 2005 and 2004.

The discount rates at fiscal year-end 2006, 2005, and 2004, were 5.8%, 5.5%, and 5.75%, respectively. The Corporation payment for these benefits has reached the maximum amounts per the plan; therefore, healthcare trend rates have no impact on the Corporation's cost.

Components of Net Periodic Postretirement Benefit Cost

(In thousands)	2007
Service cost	$ 481
Interest cost	1,067
Expected return on assets	(240)
Amortization of unrecognized net (gain)/loss	13
Amortization of unrecognized transition (asset)/obligation	581
Amortization of unrecognized prior service cost	230
Net periodic postretirement benefit cost/(income)	$2,132

A discount rate of 5.8% and an expected long-term return on plan assets of 4.0% were used to determine net periodic benefit cost for 2007.

In May 2004, the FASB issued FASB Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"). The Corporation adopted FSP 106-2 on July 4, 2004. The Corporation has determined that the benefits provided by the plan are not actuarially equivalent to the Medicare Part D benefit under the Modernization Act based on the percentage of the cost of the plan that the Corporation provides. Therefore, the adoption of FSP 106-2 did not have an impact on the Corporation's financial statements during 2004. The Corporation will continue to monitor the effect as regulations evolve regarding actuarial equivalency.

Leases

The Corporation leases certain warehouse, plant facilities, and equipment. Commitments for minimum rentals under non-cancelable leases at the end of 2006 are as follows:

(In thousands)	Capitalized Leases	Operating Leases
2007	$ 211	$ 31,001
2008	211	27,740
2009	211	24,407
2010	211	21,516
2011	168	17,164
Thereafter	–	19,402
Total minimum lease payments	1,012	$141,230
Less: amount representing interest	197	
Present value of net minimum lease payments, including current maturities of $141	$ 815	

Property, plant, and equipment at year-end include the following amounts for capitalized leases:

(In thousands)	2006	2005	2004
Buildings	**$3,299**	$3,299	$3,299
Machinery and equipment	–	38	196
Office equipment	–	761	761
	3,299	4,098	4,256
Less: allowances for depreciation	**2,954**	3,564	3,307
	$ 345	$ 534	$ 949

Rent expense for the years 2006, 2005, and 2004, amounted to approximately $32.1 million, $19.5 million, and $16.1 million, respectively. The Corporation has an operating lease for a production facility with annual rentals totaling approximately $371,000 with a corporation in which the minority owner of one of the Corporation's consolidated subsidiaries is an investor. Contingent rent expense under both capitalized and operating leases (generally based on mileage of transportation equipment) amounted to $165,000, $169,000, and $241,000, for the years 2006, 2005, and 2004, respectively.

Guarantees, Commitments and Contingencies

The Corporation utilizes letters of credit in the amount of $25 million to back certain financing instruments, insurance policies and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined.

The Corporation is involved in various kinds of disputes and legal proceedings that have arisen in the course of its business, including pending litigation, preferential payment claims in customer bankruptcies, environmental remediation, taxes, and other claims. It is the Corporation's opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the Corporation's quarterly or annual operating results and cash flows when resolved in a future period.

Significant Customer

One office furniture customer accounted for approximately 12%, 12%, and 13% of consolidated net sales in 2006, 2005, and 2004, respectively.

Operating Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," management views the Corporation as being in two operating segments: office furniture and hearth products, with the former being the principal segment. The office furniture segment manufactures and markets a broad line of metal and wood commercial and home office furniture which includes storage products, desks, credenzas, chairs, tables, bookcases, freestanding office partitions and panel systems, and other related products. The hearth products segment manufactures and markets a broad line of gas, electric, and wood burning fireplaces, inserts, stoves, facings, and accessories, principally for the home.

For purposes of segment reporting, intercompany sales transfers between segments are not material, and operating profit is income before income taxes exclusive of certain unallocated corporate expenses. These unallocated corporate expenses include the net costs of the Corporation's corporate operations, interest income, and interest expense. Management views interest income and expense as corporate financing costs and not as an operating segment cost. In addition, management applies an effective income tax rate to its consolidated income before income taxes so income taxes are not reported or viewed internally on a segment basis. Identifiable assets by segment are those assets applicable to the respective industry segments. Corporate assets consist principally of cash and cash equivalents, short-term investments, and corporate office real estate and related equipment.

No geographic information for revenues from external customers or for long-lived assets is disclosed since the Corporation's primary market and capital investments are concentrated in the United States.

Reportable segment data reconciled to the consolidated financial statements for the years ended 2006, 2005, and 2004, is as follows for continuing operations:

(In thousands)	**2006**	2005	2004
Net sales:			
Office furniture	**$2,077,040**	$1,838,386	$1,561,765
Hearth products	**602,763**	594,930	522,670
	$2,679,803	$2,433,316	$2,084,435
Operating profit:			
Office furniture [a][b]	**$ 181,811**	$ 177,487	$ 155,019
Hearth products	**58,699**	74,822	62,158
Total operating profit	**240,510**	252,309	217,177
Unallocated corporate expenses	**(47,105)**	(36,424)	(38,185)
Income before income taxes	**$ 193,405**	$ 215,885	$ 178,992
Depreciation and amortization expense:			
Office furniture	**$ 48,753**	$ 43,967	$ 45,737
Hearth products	**16,559**	15,275	15,061
General corporate	**4,191**	6,272	5,905
	$ 69,503	$ 65,514	$ 66,703
Capital expenditures:			
Office furniture	**$ 42,126**	$ 27,760	$ 18,635
Hearth products	**11,093**	8,498	13,878
General corporate	**6,705**	5,544	3,287
	$ 59,924	$ 41,802	$ 35,800
Identifiable assets:			
Office furniture	**$ 748,285**	$ 617,591	$ 570,294
Hearth products	**359,646**	361,568	338,602
General corporate	**118,428**	161,112	112,761
	$1,226,359	$1,140,271	$1,021,657

(a) Included in operating profit for the office furniture segment are pretax charges of $2.8 million, $3.5 million, and $0.9 million, for closing of facilities and impairment charges in 2006, 2005, and 2004, respectively.

(b) Includes minority interest.

Summary of Quarterly Results of Operations (Unaudited)

The following table presents certain unaudited quarterly financial information for each of the past 12 quarters. In the opinion of the Corporation's management, this information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this report and includes all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2006				
Net sales	**$645,565**	**$667,706**	**$684,317**	**$682,215**
Cost of products sold	**416,610**	**434,060**	**447,587**	**454,625**
Gross profit	**228,955**	**233,646**	**236,730**	**227,590**
Selling and administrative expenses	**181,188**	**184,806**	**176,134**	**175,548**
Restructuring related charges (income)	**1,719**	**228**	**(27)**	**909**
Operating income	**46,408**	**48,612**	**60,623**	**51,133**
Interest income (expense) – net	**(1,108)**	**(3,425)**	**(4,111)**	**(4,540)**
Earnings from continuing operations before income taxes and minority interest	**44,940**	**45,187**	**56,512**	**46,593**
Income taxes [1]	**16,403**	**16,493**	**20,627**	**10,147**
Minority interest in earnings of a subsidiary	**(39)**	**(22)**	**(24)**	**(25)**
Income from continuing operations	**28,576**	**28,716**	**35,909**	**36,471**
Discontinued operations, less applicable taxes	**(106)**	**(64)**	**(147)**	**(5,980)**
Net income	**$ 28,470**	**$ 28,652**	**$ 35,762**	**$ 30,491**
Net income from continuing operations – basic	**$ .55**	**$ .56**	**$ .73**	**$ .76**
Net income from discontinued operations – basic	**(.00)**	**(.00)**	**(.00)**	**(.13)**
Net income per common share – basic	**$ .55**	**$ .56**	**$ .73**	**$ .63**
Weighted-average common shares outstanding – basic	**51,836**	**51,009**	**49,324**	**48,069**
Net income from continuing operations – diluted	**$ .55**	**$ .56**	**$ .72**	**$ .75**
Net income from discontinued operations – diluted	**(.00)**	**(.00)**	**(.00)**	**(.12)**
Net income per common share – diluted	**$ .55**	**$ .56**	**$ .72**	**$ .63**
Weighted-average common shares outstanding – diluted	**52,229**	**51,339**	**49,592**	**48,363**
As a Percentage of Net Sales				
Net sales	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Gross profit	**35.5**	**35.0**	**34.6**	**33.4**
Selling and administrative expenses	**28.1**	**27.7**	**25.7**	**25.7**
Restructuring related charges	**0.3**	**0.0**	**(0.0)**	**0.1**
Operating income	**7.2**	**7.3**	**8.9**	**7.5**
Income taxes	**2.5**	**2.5**	**3.0**	**1.5**
Income from continuing operations	**4.4**	**4.3**	**5.2**	**5.3**
Discontinued operations, less applicable taxes	**(0.0)**	**(0.0)**	**(0.0)**	**(0.9)**
Net income	**4.4**	**4.3**	**5.2**	**4.5**

(1) The Corporation recorded a $4.1 million tax benefit in the 4th quarter of 2006 as discussed in the "Income Taxes" footnote to the financial statements.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2005				
Net sales	$558,168	$589,620	$628,291	$657,237
Cost of products sold	363,139	376,169	393,200	416,967
Gross profit	195,029	213,451	235,091	240,270
Selling and administrative expenses	154,244	158,936	170,837	179,650
Restructuring related charges	–	–	1,071	2,391
Operating income	40,785	54,515	63,183	58,229
Interest income (expense) – net	55	98	(498)	(492)
Earnings from continuing operations before income taxes and minority interest	40,840	54,613	62,685	57,737
Income taxes	14,498	19,386	22,251	21,580
Minority interest in earnings of a subsidiary	–	–	(11)	5
Income from continuing operations	26,342	35,227	40,445	36,152
Discontinued operations, less applicable taxes	(220)	(242)	116	(400)
Net income	$ 26,122	$ 34,985	$ 40,561	$ 35,752
Net income from continuing operations – basic	$ .48	$ .64	$ .74	$ .68
Net income from discontinued operations – basic	(.01)	(.01)	.00	(.01)
Net income per common share – basic	$ .47	$ .63	$ .74	$ .67
Weighted-average common shares outstanding – basic	55,176	55,131	55,012	53,278
Net income from continuing operations – diluted	$ .47	$ .63	$ .73	$ .67
Net income from discontinued operations – diluted	(.00)	(.00)	.00	(.00)
Net income per common share – diluted	$ .47	$ .63	$ .73	$ .67
Weighted-average common shares outstanding – diluted	55,551	55,513	55,447	53,693
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	34.9	36.2	37.4	36.6
Selling and administrative expenses	27.6	27.0	27.2	27.3
Restructuring related charges	–	–	0.2	0.4
Operating income	7.3	9.2	10.1	8.9
Income taxes	2.6	3.3	3.5	3.3
Income from continuing operations	4.7	6.0	6.4	5.5
Discontinued operations, less applicable taxes	(0.0)	(0.0)	0.0	(0.1)
Net income	4.7	5.9	6.5	5.4

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year-End 2004				
Net sales	$464,037	$508,605	$569,485	$542,308
Cost of products sold	294,275	324,984	364,748	350,770
Gross profit	169,762	183,621	204,737	191,538
Selling and administrative expenses	134,580	142,579	146,657	146,421
Restructuring related charges	520	215	135	16
Operating income	34,662	40,827	57,945	45,101
Interest income (expense) – net	355	120	(29)	11
Earnings from continuing operations before income taxes	35,017	40,947	57,916	45,112
Income taxes	12,606	15,121	21,139	16,466
Income from continuing operations	22,411	25,826	36,777	28,646
Discontinued operations, less applicable taxes	–	–	(33)	(45)
Net income	$ 22,411	$ 25,826	$ 36,744	$ 28,601
Net income from continuing operations – basic	$ .38	$ .45	$ .65	$ .52
Net income from discontinued operations – basic	–	–	(.00)	(.00)
Net income per common share – basic	$ .38	$ .45	$ .65	$ .52
Weighted-average common shares outstanding – basic	58,240	57,943	56,192	55,511
Net income from continuing operations – diluted	$ .38	$ .44	$ .65	$ .51
Net income from discontinued operations – diluted	–	–	(.00)	(.00)
Net income per common share – diluted	$ .38	$ .44	$ .65	$ .51
Weighted-average common shares outstanding – diluted	58,690	58,378	56,635	55,897
As a Percentage of Net Sales				
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	36.6	36.1	36.0	35.3
Selling and administrative expenses	29.0	28.0	25.8	27.0
Restructuring related charges	0.1	0.0	0.0	0.0
Operating income	7.5	8.0	10.2	8.3
Income taxes	2.7	3.0	3.7	3.0
Income from continuing operations	4.8	5.1	6.5	5.3
Discontinued operations, less applicable taxes	–	–	(0.0)	(0.0)
Net income	4.8	5.1	6.5	5.3

SELECTED FINANCIAL DATA – FIVE-YEAR SUMMARY

	2006	2005	2004	2003	2002
Per Common Share Data (Basic and Dilutive)					
Income from continuing operations – basic	**$ 2.59**	$ 2.53	$ 1.99	$ 1.69	$ 1.55
Income from continuing operations – diluted	**2.57**	2.51	1.97	1.68	1.55
Net income – basic	**2.46**	2.51	1.99	1.69	1.55
Net income – diluted	**2.45**	2.50	1.97	1.68	1.55
Cash dividends	**.72**	.62	.56	.52	.50
Book value – basic	**10.35**	11.46	12.10	12.19	11.08
Net working capital – basic	**3.04**	2.48	1.96	3.71	1.82
Operating Results (Thousands of Dollars)					
Net sales	**$2,679,803**	$2,433,316	$2,084,435	$1,755,728	$1,692,622
Gross profit as a % of net sales	**34.6%**	36.3%	36.0%	36.4%	35.4%
Interest expense	**$ 14,323**	$ 2,355	$ 886	$ 2,970	$ 4,714
Income from continuing operations	**129,672**	138,166	113,660	98,105	91,360
Income from continuing operations as a % of net sales	**4.8%**	5.7%	5.5%	5.6%	5.4%
Loss from discontinued operations [a]	**$ (6,297)**	$ (746)	$ (78)	–	–
Net income	**123,375**	137,420	113,582	98,105	91,360
Net income as a % of net sales	**4.6%**	5.6%	5.4%	5.6%	5.4%
Cash dividends	**$ 36,028**	$ 33,841	$ 32,023	$ 30,299	$ 29,386
% return on average shareholders' equity	**22.6%**	21.8%	16.5%	14.5%	14.7%
Depreciation and amortization	**$ 69,503**	$ 65,514	$ 66,703	$ 72,772	$ 68,755
Distribution of Net Income					
% paid to shareholders	**29.2%**	24.6%	28.2%	30.9%	32.2%
% reinvested in business	**70.8%**	75.4%	71.8%	69.1%	67.8%
Financial Position (Thousands of Dollars)					
Current assets	**$ 504,174**	$ 486,598	$ 374,579	$ 462,122	$ 405,054
Current liabilities	**358,542**	358,174	266,250	245,816	298,680
Working capital	**145,632**	128,424	108,329	216,306	106,374
Current ratio	**1.41**	1.36	1.41	1.88	1.36
Total assets	**$1,226,359**	$1,140,271	$1,021,657	$1,021,826	$1,020,552
% return on beginning assets employed	**18.1%**	21.2%	17.5%	14.7%	14.83%
Long-term debt and capital lease obligations	**$ 285,974**	$ 103,869	$ 3,645	$ 4,126	$ 9,837
Shareholders' equity	**495,919**	593,944	669,163	709,889	646,893
Current Share Data					
Number of shares outstanding at year-end	**47,905,351**	51,848,591	55,303,323	58,238,519	58,373,607
Weighted-average shares outstanding during year – basic	**50,059,443**	54,649,199	57,127,110	58,178,739	58,789,851
Weighted-average shares outstanding during year – diluted	**50,374,758**	55,033,741	57,577,630	58,545,353	59,021,071
Number of shareholders of record at year-end	**7,475**	6,702	6,465	6,416	6,777
Other Operational Data					
Capital expenditures (thousands of dollars)	**$ 58,921**	$ 38,912	$ 32,417	$ 34,842	$ 25,885
Members (employees) at year-end	**14,170** [b]	12,504 [b]	10,589 [b]	8,926	8,828

(a) Component reported as discontinued operations acquired in 2004.

(b) Includes acquisitions completed during the fiscal year.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN


$220.00
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
2001
2002
2003
2004
2005
2006
HNI Corporation
S&P 500
OFIG*

Annual Return	2001	2002	2003	2004	2005	2006
HNI Corporation	$100.00	$99.24	$158.92	$160.09	$206.78	$169.67
S&P 500	$100.00	$76.32	$ 98.75	$109.94	$115.33	$133.55
OFIG*	$100.00	$76.27	$100.91	$105.36	$105.42	$135.67

** The Office Furniture Industry Group is a composite peer index constructed by the Corporation and weighted by market capitalization and is comprised of the following companies: Herman Miller, Inc.; Kimball International, Inc.; Teknion Corporation; and Steelcase Inc. It is weighted each quarter according to the market capitalization of its constituents on the last trading day of the Corporation's prior fiscal quarter.*

The total return assumes $100.00 invested in each of the Corporation's Common Stock, the S&P 500 Index, and the Office Furniture Industry Group index on December 29, 2001 and assumes that dividends are reinvested.

The comparative performance of the Corporation's Common Stock against the indexes as depicted in this graph is dependent upon the price of stock at a particular measurement point in time. Since individual stocks are more volatile than broader stock indexes, the perceived comparative performance of the Corporation's Common Stock may vary based on the strength or weakness of the stock price at the new measurement point used in future performance graphs. For this reason, the Corporation does not believe that this graph should be considered as the sole indicator of the Corporation's performance.

Common Stock Market Prices and Dividends (Unaudited)

QUARTERLY 2006–2004

2006 by Quarter	High	Low	Dividends per Share
1st	**$61.68**	**$54.83**	**$ .18**
2nd	**59.70**	**44.68**	**.18**
3rd	**46.14**	**38.34**	**.18**
4th	**48.31**	**41.05**	**.18**
Total dividends paid			**$ .72**

2005 by Quarter	High	Low	Dividends per Share
1st	$45.70	$38.80	$.155
2nd	54.23	44.65	.155
3rd	60.23	50.92	.155
4th	62.41	46.94	.155
Total dividends paid			$ .62

2004 by Quarter	High	Low	Dividends per Share
1st	$45.71	$35.25	$ .14
2nd	42.42	36.56	.14
3rd	42.13	36.97	.14
4th	43.65	38.52	.14
Total dividends paid			$ .56

Common Stock Market Price and Price/Earnings Ratio (Unaudited)

FISCAL YEARS 2006–2002

	Market Price		Diluted Earnings	Price/Earnings Ratio	
Year	High	Low	per Share	High	Low
2006	**$61.68**	**$38.34**	**$2.45**	**25**	**16**
2005	62.41	38.80	2.50	25	16
2004	45.71	35.25	1.97	23	18
2003	44.12	24.65	1.68	26	15
2002	30.85	22.88	1.55	20	15
Five-year average				24	16

Statements in this report that are not strictly historical, including statements as to plans, outlook, objectives, and future financial performance, are "forward-looking" statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "intend," "likely," "may," "plan," "possible," "potential," " predict," "project," "should," and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results.

These risks include, without limitation:

- the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) repurchases of common stock, and (f) ability to maintain its effective tax rate;
- uncertainty related to the availability of cash to fund future growth;
- lower than expected demand for the Corporation's products due to uncertain political and economic conditions;
- lower industry growth than expected;
- major disruptions at our key facilities or in the supply of key raw materials, components or finished goods;
- uncertainty related to disruptions of business by terrorism, military action, epidemic, acts of God or other Force Majeure events;
- competitive pricing pressure from foreign and domestic competitors;
- higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials);
- higher than expected costs for energy and fuel;
- changes in the mix of products sold and customers purchasing;
- restrictions imposed by the terms of the Corporation's revolving credit facility and note purchase agreement; and
- currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q.

The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on the Corporation. All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. Because of the foregoing risks, as well as other variables affecting the Corporation's operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. The Corporation undertakes no obligation to update, amend, or clarify any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

To the Board of Directors and Shareholders of HNI Corporation:

We have completed an integrated audit of HNI Corporation's consolidated financial statements and of its internal control over financial reporting as of December 30, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of HNI Corporation and its subsidiaries (the "Corporation") at December 30, 2006, December 31, 2005, and January 1, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Corporation changed the manner in which it accounts for share-based compensation effective January 1, 2006 and the manner in which obligations associated with defined benefit pension and other postretirement plans are presented effective December 30, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the Management Report on Internal Control Over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of December 30, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Corporation's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management Report on Internal Control Over Financial Reporting, management has excluded Lamex from its assessment of internal control over financial reporting as of December 30, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded Lamex from our audit of internal control over financial reporting. Lamex is a wholly-owned subsidiary, whose total assets and total revenues represent 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 30, 2006.



PricewaterhouseCoopers LLP
Chicago, Illinois
February 26, 2007

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HNI Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. HNI Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation's internal control over financial reporting includes those written policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of HNI Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of HNI Corporation are being made only in accordance with authorizations of management and directors of HNI Corporation; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices), and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On March 1, 2006, the Corporation completed the acquisition of Lamex as discussed in the Business Combination footnote to the Corporation's consolidated financial statements. Management excluded Lamex from its assessment of the Corporation's internal control over financial reporting as it was acquired during the fiscal year. Lamex is a wholly-owned subsidiary, whose total assets and total revenues represent 3% and 2%, respectively, of the consolidated financial statement amounts as of and for the year ended December 30, 2006.

Management assessed the effectiveness of HNI Corporation's internal control over financial reporting as of December 30, 2006. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Corporation's internal control over financial reporting and testing of the operational effectiveness of the Corporation's internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 30, 2006, HNI Corporation maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.



Stan A. Askren
Chairman, President and Chief Executive Officer



Jerald K. Dittmer
Vice President and Chief Financial Officer

February 22, 2007

Dear shareholders:

The foundations of the HNI Corporation Vision statement (as shown on page 46) are operating profitably, creating long-term shareholder value, pursuing profitable growth, delivering quality in all we do, being a great place to work and, above all, being a responsible corporate citizen.

In our role as members of the Board of Directors, we do our utmost to ensure the realization of the HNI Vision. We achieve this by supporting HNI Corporation's sound policies and practices, clear and open communications, and conservative and straightforward financial management. We also believe shareholder interests are best served by well-informed, active and engaged Board members, and this is what each of us strives to be.

We are proud to serve on this Board and are committed to ensuring the highest standards of ethics and corporate governance.

Sincerely,
The HNI Corporation Board of Directors

Stan A. Askren
Mary H. Bell
Miguel M. Calado
Gary M. Christensen
Cheryl A. Francis
John A. Halbrook
James R. Jenkins
Dennis J. Martin
Larry B. Porcellato
Joseph Scalzo
Abbie J. Smith
Brian E. Stern
Ronald V. Waters, III

Board of Directors

Stan A. Askren
Chairman, President and
Chief Executive Officer,
HNI Corporation

Mary H. Bell
Vice President,
Caterpillar Inc.
Chairman and President,
Caterpillar Logistics
Services, Inc.

Miguel M. Calado
Chief Financial Officer,
Hovione, SA
Former Executive Vice
President and President,
International,
Dean Foods Company

Gary M. Christensen
Lead Director,
HNI Corporation
Advisor, Wind Point Partners
Retired President and
Chief Executive Officer,
Pella Corporation

Cheryl A. Francis
Vice Chairman,
Corporate Leadership Center
Independent Business and
Financial Advisor

John A. Halbrook
Chairman,
Woodward Governor
Company

James R. Jenkins
Senior Vice President
and General Counsel,
Deere & Company

Dennis J. Martin
Independent Business
Consultant
Retired Chairman, President
and Chief Executive Officer,
General Binding Corporation

Larry B. Porcellato
Chief Executive Officer,
ICI Paints North America

Joseph Scalzo
President and
Chief Executive Officer,
WhiteWave Foods Company

Abbie J. Smith
Chaired Professor,
The University of Chicago
Graduate School of Business

Brian E. Stern
Senior Vice President,
Xerox,
Fuji Xerox Operations,
Xerox Corporation

Ronald V. Waters, III
Independent Business
Consultant
Former Chief
Operating Officer,
Wm. Wrigley Jr. Company

Committees of the Board

Audit
Ronald V. Waters, III,
Chairperson

Miguel M. Calado
James R. Jenkins
Joseph Scalzo

Human Resources
and Compensation
Abbie J. Smith,
Chairperson

Gary M. Christensen
John A. Halbrook
Larry B. Porcellato

Public Policy and
Corporate Governance
Brian E. Stern,
Chairperson

Mary H. Bell
Cheryl A. Francis
Dennis J. Martin

HNI Corporation Officers

Stan A. Askren
Chairman, President and
Chief Executive Officer

David C. Burdakin
Executive Vice President

Jerald K. Dittmer
Vice President and
Chief Financial Officer

Robert J. Driessnack
Vice President, Controller

Melinda C. Ellsworth
Vice President, Treasurer
and Investor Relations

Tamara S. Feldman
Vice President,
Financial Reporting

David W. Gardner
Vice President,
Lean Enterprise

Robert D. Hayes
Vice President,
Business Analysis and
General Auditor

Douglas L. Jones
Vice President and Chief
Information Officer

Jeffrey D. Lorenger
Vice President, General
Counsel and Secretary,
Member and Community
Relations

Operating Companies

Timothy J. Anderson
President,
Omni Workspace Company

Stan A. Askren
Acting President,
Allsteel Inc.

Farida Chow
President,
Lamex

Bradley D. Determan
Executive Vice President,
HNI Corporation
President,
Hearth & Home Technologies Inc.

Eric K. Jungbluth
Executive Vice President,
HNI Corporation
President,
The HON Company

Marco V. Molinari
Executive Vice President,
HNI Corporation
President,
HNI International Inc.

Jean M. Reynolds
President,
Maxon Furniture Inc.

Thomas A. Tolone
President,
Paoli Inc.

Donald C. Wharton
President,
The Gunlocke Company LLC


HNI

HNI Corporation

408 East Second Street
Muscatine, Iowa 52761
www.hnicorp.com

END